Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes communications sent to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on July 20, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE TORONTO-DOMINION
BANK ON JULY 20, 2010
1. The Job Report Toronto Life
America’s financial sector makes a tasty carcass, and Bay Street is tucking into the feast, gobbling up staff and tearing off divisions from hobbled U.S. counterparts. CIBC recently purchased Citigroup’s Canadian MasterCard division. RBC has been hiring big guns away from New York’s investment banks. And those two banks aren’t even taking the biggest bites. Don Drummond and TD mentioned. See full story
2. Golf strategies can get you to the green; No mulligans when it comes to your money Calgary Herald
In the movie Tin Cup, Kevin Costner’s down-and-out golf pro character has a chance to win the U.S. Open, goes for a high-risk shot over a water hazard to ensure the win — and plunks it right into the drink. Drew Abbott (VP, TD Waterhouse Private Investment Advice) quoted. See full story
3. Wall Streeters pulled back, but foreclosures swamp Nantucket natives Fortune
In the past decade, Nantucket Island has served as a barometer for the fortunes of Wall Street. The glass cracked after years of unsustainable pressures. But almost by magic, the barometer is rising once more even as something new and unexpected has come to the summer paradise: foreclosures, short sales, failed auctions, and a skinnier municipal budget. And while financiers can cut and run, it’s the locals who are being hardest hit. TD Bank mentioned. See full story
4. TD Bank sets layoffs, not clear if county branches involved Vero News (Vero Beach, FL)
Despite telling former Riverside Bank workers this week that about 200 jobs would be eliminated, a spokeswoman for the new owners of the failed bank said Wednesday the purchase by TD Bank remains “a growth story.” Rebecca Acevedo (Corporate and Public Affairs, TD Bank) quoted. See full story
5. Take kids on a reading safari; Destination Jungle — TD Summer Reading Club City Parent (Toronto)
This summer, reading with a flashlight under the covers and imagining lions and tigers and monkeys, will be a fun way for kids to keep up with their reading skills thanks to the TD Summer Reading Club. TD encourages kids to embrace the joys of reading — and this summer, they’ll explore the jungle of their imagination! TD mentioned. See full story
6. RBC wealth unit gets thumbs-up in U.S. investor survey The Globe and Mail
RBC Wealth Management, the financial advisory arm of the Royal Bank of Canada, scored high marks in a U.S. investor satisfaction survey conducted by J.D. Power and Associates, finishing a close second place behind Edward Jones & Co. See full story
7. People’s United signs replace Chittenden Bank Burlington Free Press (VT)
A red, white and blue People’s United Bank sign at the corner of Bank and Pine streets in Burlington marked the end of an era Monday. TD Bank mentioned. See full story
8. A City Feels the Squeeze In the Age of Mega-Banks The Wall Street Journal
At the end of May, Florida Business Bank shut down the loan office it opened here just a year ago. It wasn’t doomed by the economy. It was surrounded by giant banks that keep getting bigger and bigger. See full story
9. Morgan Stanley Mulls Property Funds — Investment Bank Considers Fate of Real-Estate-Investing Business — Scale It Back? Sell It Off? The Wall Street Journal
After building one of the biggest, most prestigious real-estate-investing businesses on Wall Street, Morgan Stanley is weighing plans to scale it back. See full story
10. Goldman Employee Denies S.E.C. Fraud Accusations The New York Times
Days after Goldman Sachs agreed to pay $550 million to settle securities fraud claims, a midlevel employee of the bank filed a 13-page reply denying the charges and sought dismissal of the case. See full story
11. Small Banks Avoid Overhaul’s Sting The Wall Street Journal
In a recent letter, the nation’s top lobbyist for small banks noted how well the financial-regulation bill had worked out for his members. See full story
12. Toronto, get over it. Investor trust trumps location The Globe and Mail
Toronto, relax. We’ve been “snubbed,” according to a city newspaper, which complains that Toronto has been left “in the cold.” All this because the chief executive officer of the planned national securities regulator won’t be schlepping to an office in downtown Toronto every morning once the new body is up and running on Canada Day 2012. Instead, the lucky winner of the new job will inhabit some sort of undefined virtual head office, presumably floating between provinces and the main offices, which for starters will be in Toronto and Vancouver. Ed Clark quoted. Written by Boyd Erman. See full story
13. Hospital ATM scam reaped millions for fraudster The Globe and Mail
The lonely grey ATM machine in the urgent-care lobby of Misericordia Health Centre, one of Winnipeg’s smaller hospitals, spends much of the day unused and untouched. See full story
14. Bank of Canada’s high-risk balancing act The Toronto Star
Forced into a high-risk balancing act by the sputtering world economy, the Bank of Canada is expected to continue with marginal increases in its trend-setting rate Tuesday. But the central bank will temper the decision with a strong note of caution. Eric Lascelles (TD Economics) quoted. Similar article in The Globe and Mail and National Post (Eric Lascelles is quoted in National Post). See full story
15. Clement accused of misrepresenting census impact The Globe and Mail
Growing unrest within Statistics Canada and growing anger from groups of every political persuasion have left Stephen Harper’s government facing a revolt over its plans to end the mandatory long-form version of the census. Don Drummond quoted. See full story
16. Foreign money finds Canada attractive The Globe and Mail
International demand for Canadian securities is soaring to new heights, buoyed by the country’s strong economy, fiscal position and financial sector, and as signs of trouble abroad reduce investors’ appetite for riskier assets. Eric Lascelles (TD Economics) quoted. See full story
17. Flooding cuts Saskatchewan’s GDP National Post
Record wet weather this year will have a significant impact on Saskatchewan’s economic growth this year, Toronto-Dominion Bank says. Dina Cover (TD Economics) quoted. See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. The Job Report
Toronto Life
August 2010
PHILIP PREVILLE

America’s financial sector makes a tasty carcass, and Bay Street is tucking into the feast, gobbling up staff and tearing off divisions from hobbled U.S. counterparts. CIBC recently purchased Citigroup’s Canadian MasterCard division. RBC has been hiring big guns away from New York’s investment banks. And those two banks aren’t even taking the biggest bites.
TD, the second largest bank in Canada, is on a mission to crack the American market. Earlier this year, it swallowed up three troubled Florida banks, then purchased South Carolina’s South Financial Group, adding 176 branches to its network for the bargain price of $191.6 million — just over $1 million per branch. All told, TD, which has introduced a jolly-eyeballed green foam-rubber mascot specifically for its American operations, now has 1,300 branches in the States, 200 more than it has in Canada.
The country’s entire economy appears to be working its way up the global food chain. Our GDP grew by 6.1 per cent in the first three months of 2010. Among the 31 market-oriented democracies that make up the Paris-based Organization for Economic Cooperation and development, only South Korea’s economy grew faster. The United States economy, according to OECD numbers, grew only three per cent, while the median growth within the group stood at approximately two per cent. Canada’s economy has also created 215,000 jobs since the start of the year, 109,000 of them in April alone.
It’s hard to find an economist or an analyst who will admit just how phenomenal Canada’s performance has been. That’s because of their professional culture. Full-time prognosticators — particularly the bank-employed “TV-economists,” like BMO’s Sherry Cooper and TD’s recently-retired Don Drummond — expertly cultivate the perception that they are smarter than any indicator put in front of them. In this crowd, hyperbole is sinful, and astonishment is forbidden — even in hindsight, when the coast is clear and they can’t be accused of lousy predictions. To my knowledge, not a single economist foresaw those April job figures, and even when they were out, it was hard to find anyone who said, “Wow, that’s really impressive” or “I didn’t see that coming.” It got said by other means: in May, the OECD took the unusual step of telling the Bank of Canada governor, Mark Carney, to cool things down by raising interest rates, and when Carney obliged them one week later, Canada became the first country in the G8 to lift its lending rate up off the floor.
That really is impressive, whether the economists acknowledge it or not. But is it a permanent shift or some sort of economic solar flare? Canadians are accustomed to their fortunes following behind those of the United States. Typically, if the American economy is doing well, ours is too — but never quite as well as theirs. And if America’s economy is tanking, so is ours — worse than theirs. Suddenly neither side is conforming to type. It’s enough to make you believe the doomsayers who, in the wake of the financial crisis, predicted America’s decline as a global economic superpower. Are we the big winners at America’s expense? Is it time for the elephant to salute its mouse overlord?
Nothing shows the extent of the role reversal more vividly than job creation. For years, Canada’s unemployment rate had been chronically higher than America’s. Only three years ago, the U.S. jobless rate was 4.4 per cent, while ours was 6 per cent. The persistent gap fed eternal hand wringing over the structural weakness and inherent inferiority of the Canadian economy. Three years later, unemployment in the United States has more than doubled to 9.7 per cent, while in Canada it’s at 8.1 per cent. Neither figure is a point of pride, but Canada’s labour market didn’t suffer the same carnage, and now it’s recovering faster, having recouped seven of every ten jobs lost since the recession began.
The latest parlour game for policy egg-heads is to try to figure out how many of these newly create jobs are driven by the private sector and how many are attributable to Ottawa’s $47 million stimulus package. The answer is hard to decipher. In Statistics Canada’s official monthly tallies, new construction jobs show up as private-sector jobs, even if those new workers are building a stimulus-funded fake lake. The Conference Board of Canada recently said that the stimulus package saved 70,000 jobs in Ontario alone. The Fraser Institute, which has yet to measure a single ounce of good from any measly dollar of public spending, claims the stimulus package accomplished nothing.
The Fraser Institute is obviously not headquartered in my neighbourhood: signs everywhere announce that stimulus dollars are hard at work replacing much of the local water main network. But there is more going on in the economy than stimulus jolts.
Toronto’s job market is a bit of a ruse on this score. The local unemployment rate is above 9 per cent, which is higher than most other places in the country, but since early 2010, the GTA has been creating more jobs than it’s been shedding — especially professional jobs for layers, consultants and the like.
Edward Jones, the financial planning firm, keeps opening branches and expects to hire 440 people in the next three years. NCP Northland Capital Partners, which didn’t exist 18 months ago and now claims to be the fastest growing boutique brokerage firm in Canada, has hired more than 40 people since Christmas and will add another 20 by the end of September. KPMG, which just moved into its swanky new digs in the Bay-Adelaide Centre, posted 44 Toronto positions on its Web site in the month of June alone. Manufacturing is also on the recovery: Siemens, the engineering conglomerate, is entering the solar energy market and adding 50 employees to its operations in Burlington.
One of the hottest sectors to watch right now is information and communications technology, which has created roughly 16,000 jobs in the Toronto area since May of 2009. In addition to the big guys like RIM and IBM, many small firms are making their presence felt. The Toronto-based digital marketing firm Klinck has added 10 employees to its operations since the start of the year and will hire another 10 in the next three months. Then there’s Ubisoft, the French video game developer whose arrival in Toronto was announced at a splashy news conference last summer. It plans to create 800 jobs and is currently hiring by the handful, including signing on recruiters to do the hiring and recruitment managers to oversee the recruiters.
The biggest post-recession rebound to date has been in the auto sector. No, that’s not a misprint. General Motors, which we’d all left for dead, has repaid $1.4 billion worth of federal bailout loans and is now spending $500 million to expand its engine manufacturing plant in St. Catherines. That expansion will not only create construction jobs but also secure 800 automotive manufacturing jobs.
None of this is evidence that Canada stands atop a new economic world order — at least not yet. We are, it’s safe to say, enjoying some payback for those “better fundamentals” everyone is always crediting us with. We have less government debt, better regulated (and solvent) banks, fewer junk mortgages, and so on. As a result, when the financial crisis wreaked its havoc, our banks withstood the shock, our housing market proved relatively buoyant, our GDP has been generally less battered than that of other countries, and our labour market is rebounding faster than most.
I would even argue that our strong fundamentals made our stimulus package more effective than its American counterpart. A fat slice of Obama’s $787-billion dollar stimulus plan went directly to state governments, many of which needed to shore up their own decimated balance sheets. So instead of creating new jobs, states often used the cash to meet existing payroll. That’s not stimulus spending; that’s status quo spending. In Canada, most governments at all levels had comparatively healthy balance sheets, which made it easier for stimulus dollars to hit the street in the form of new public works. (The federal government was pretty good at blocking status quo spending. Last summer, when David Miller attempted to use the stimulus cash to buy streetcars — a pre-recession commitment — the feds said no, and loudly. Transport Minister John Baird’s notoriously indelicate response: “Toronto should fuck off.”)
The best thing about our better fundamentals is that they are still intact, and as long as they’re intact they’ll keep paying dividends. Forecasters are now fretting about the possibility of a global “double-dip” recession, which looks increasingly likely. My guess is that we will weather the second dip much as we did the first: we’ll take a hit, but we’ll do it better — maybe even a lot better — than other countries. This is our new normal.
Which brings us back to our banks’ predatory behaviour. It’s tempting to merely view better fundamentals as a soft cushion against the worst blows of a dog-eat-dog world. The financial sector sees them as something more: a springboard for greater growth and clout. That’s what strong fundamentals ought to be, and the rest of the private sector should follow their lead.
Mark Carney has been particularly blunt on this point, urging corporate executives to take some calculated risks and invest in their own growth. Some are obviously heeding his advice, but many are not. It’s a long-standing, deeply rooted problem in our business culture. We are so risk-averse, we won’t even bet on ourselves.
No one is going to ask Canada to take a more prominent role in the global economy or vault Toronto into the ranks of the world’s top banking centres alongside New York, London and Tokyo. We’re going to have to want those things for ourselves, and take them while they are there for the taking. If that seems un-Canadian or un-Torontonian to you, just tear a page from TD’s playbook. Those guys are on the hunt and eating what they kill, as ruthless a player in global capitalism as you can find out there, but they’ve got that ridiculous mascot to make it all seem friendly.
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2. Golf strategies can get you to the green; No mulligans when it comes to your money
Calgary Herald
07/18/2010
DAN HEALING
Pg. F2
In the movie Tin Cup, Kevin Costner’s down-and-out golf pro character has a chance to win the U.S. Open, goes for a high-risk shot over a water hazard to ensure the win — and plunks it right into the drink.
Then he takes a drop and misses the shot again. And then does it again. Not surprisingly, he winds up out of the money.
All too often, that’s the result when people take a high-risk, high-reward approach to personal finance. Despite failing to capitalize the first time around, these risk-takers continue to tee up with the driver when they should really be thinking iron.
Drew Abbott, vice-president of TD Waterhouse Private Investment Advice and an avid golfer, says there are numerous lessons the game of golf can teach when it comes to helping people reach their financial goals.
“There are lots of similarities,” he said in a phone interview. “Investing can be pretty intimidating but lots of my clients golf so this kind of helps by bringing analogies from golf into investing.
“The four big ones that I talk about are intuition, discipline, sound fundamentals and expert advice.”
Tom Greiner, head golf professional at the prestigious Calgary Golf and Country club, said he agrees golf’s lessons translate to financial advice.
“Absolutely,” he said. “On certain holes, greater risk on a golf shot could give you greater reward. On the PGA Tour there are a lot of holes that will entice the golfers to go for the green, these driveable par-4s, such as the 17th at the TPC Scottsdale.
“But a misplayed tee shot left puts you in the water and a shot right of the green leaves you with an incredibly tough shot even to make par, even if you’re only 20 or 30 yards from the green.
“You have to know your own game. If you’re not going to be able to drive the green, you’re better off to lay up and play to your strengths.”
He added he knows financial advisers who take a buy-and-hold outlook in business but employ a grip-it-and-rip-it attitude on the course, with resulting high handicaps.
At the Elks Lodge and Golf Club, head pro Wayne Fairbairn said gambling at golf, like financial betting, can deliver reward or frustration.
“I always see similarities in golf with life in general,” he said. “You can get frustrated and quit and give up when the smart thing to do is just keep going.
“The ebbs and flows are just like the financial markets . . . you can’t get good at golf in a day. It’s impossible. It takes a lot of work and practice. It’s just like investing. You can try to make a quick buck in a day but most times it’s not going to work. You have to be patient.”
He said there’s no shortage of “experts” telling you what to do in both golf and finance.
“I see a lot of people trying to get advice from a ton of different people and they just get confused and their game gets worse. You need to find someone you trust and stick with them.
“It’s the same in the financial world. If you took every tip you hear from your financial buddies, it might not work.”
Greiner said advice from fellow golfers can sometimes send you into the rough.
“You can have other golfers pull out their drivers on a hole when your game plan is to pull out an iron and play a more conservative shot,” he said. “It’s not that easy to stick to your game plan when everyone in your group is doing something different.
“Didn’t Warren Buffett say, ‘When people are selling, I’m buying and when people are buying, I’m selling’? He’s doing what the masses aren’t.”
Disaster looms when players attempt shots they are not confident of making.
“One of the greatest things to play good golf is you have to be committed to the shot you’re about to play and that means sticking to your game plan,” said Greiner. “You’re more likely to play the hole the way you had planned to in your mind.”
In the movie, Costner gets Rene Russo and the chance to compete again.
In the financial world, poor decisions can greatly affect your future standard of living. There are no mulligans when real money’s on the line.
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3. Wall Streeters pulled back, but foreclosures swamp Nantucket natives
Fortune
07/16/2010
NANCY MILLER
In the past decade, Nantucket Island has served as a barometer for the fortunes of Wall Street. The glass cracked after years of unsustainable pressures. But almost by magic, the barometer is rising once more even as something new and unexpected has come to the summer paradise: foreclosures, short sales, failed auctions, and a skinnier municipal budget. And while financiers can cut and run, it’s the locals who are being hardest hit.
“It’s two different markets,” says Brian Sullivan, a broker for Maury People Sothebys. There’s Wall Street, and everyone else. You can see that on Yahoo’s real estate listing for distressed properties on Nantucket: nearly two-thirds are listed for under $1 million, the price sector dominated by the island’s 12,000 year-round residents. But the banks have basically turned their backs on small borrowers, so anyone who does want to buy will have a hard time getting a loan. “They want to lend to people borrowing $1.5 million and up,” says Sullivan.
The tight financing explains part of the problem of foreclosures, a word that hasn’t been whispered on Nantucket since the savings and loan system blew up in the early 1990s. In the first six months of 2010 foreclosures accounted for 20 of 163 sales — twice the 2009 rate.
“If you could breathe, you could get a mortgage,” says David Callahan, co-owner of Jordan Real Estate, of the salad days. That’s how one home bought for $356,000 ended up selling on the auction block for $425,000. But that didn’t help the owner, according to Callahan, a small businessman in construction. He had used the home as a piggy bank, borrowing “half a million dollars” for all kinds of “toys.” As in so many places across the U.S., optimism triumphed reason, bringing disaster to the weakest links in the economy.
Jobs for residents simply evaporated when Wall Street vacationers pulled back. No one expected building permits to plunge as they did last year to 43, the lowest number since the town began keeping records in 1972.
Brokers like to say the market has re-priced by about 25%. Other barometers show a much more dramatic drop in value — with some properties now selling for close to half the value the town assessor had derived for tax purposes. That also hasn’t happened since the savings and loan crisis, when homes sold soon average for as 72% of assessed value, according to data assembled for Fortune by Rob Ranney, an appraiser for Denby Real Estate.
“Assessments are a snapshot of the market in the rearview mirror,” says Deborah Dilworth, town assessor. They tell you were prices have been. It’s been a long way from there to here. Just take a look at Brian Sullivan’s real estate blog which compares recent sales to assessed values — now based on 2008 sales. There’s the house at 66 Squam Road, bought for $1.08 million, assessed at $1.86 million; the home on 1.2 acres at 47 West Chester, picked up for $900,000, but assessed at $1.86 million.
At least those properties are selling. The island has seen failed auctions, the most spectacular for Point Breeze, a 19th century hotel, that went belly up after an investor decided to renovate at just the wrong moment. That’s how TD Bank got stuck with a $40 million note. An auction in February attracted just one bidder for $5 million; the bank kept the property.
Like a bad crab, some sales seem OK until you crack them open. That’s the story of 15 Top Gale Lane, a prime waterfront home. Once owned by commercial real estate developer Scott Lawlor, who never got to move into the newly built structure, because as Callahan puts it, he was a little too long on real estate.
Lawlor had already lost the John Hancock building in downtown Boston after his company defaulted in 2009 on a note then worth $525 million, but was scrambling to keep on top of mortgages in Nantucket and Greenwich, Ct. The home was unsurprisingly bought by a financial executive who prefers to remain anonymous for $19.2 million. Scarce trophy properties on the waterfront maintain their values even when sellers are anxious to move on.
Vultures on the island
It’s bargain hunters in the rest of the market who are feared, courted, and rebuffed. No one wants to sell too cheaply and yet they long for buyers. Jacquie and Bill Colgan of Summit, NJ, were determined bargain hunters. And they got their whale — a 10,000-square-foot bank-owned house for $1.175 million — about half it’s true worth, says John Merson, a local investor whose renovated 18th century home is about 60% rented this summer. People like the Colgans are a mixed blessing for Nantucket.
They will give the house a much needed facelift, ridding it of mold, renovating, and fixing the landscaping. And they envision the home as a multi-generational gathering place for years to come. But they are importing their own crew of workers to repair the house. The locals are just too expensive, even now, says Jacquie Colgan.
Thanks to the rising fortunes on Wall Street, sales in the first six months of 2010 have more than doubled to $246 million; of course, 2009 was amazingly anemic. But optimism is rising. Sullivan estimates that a recent bump in high-end transactions will translate into meaningful work for locals in the next 8 to 15 months. Last year, he said things were so grim, he saw no way out.
But now Wall Street vacationers are spending money freely once again, especially since July 4th weekend, when the super rich seemed to have finally returned, wallets open,. That week, ex-Goldman Sachs honcho Jon Winkelried finally signed a contract to sell his property for just below the new asking price of $29 million — an island record and a figure that has some island residents shaking their heads in wonder: What year is it, again? Of course, when Winkelried put the waterfront property up for $55 million in 2008, that was an asking price no one took seriously then, either.
And then there’s this, says Sullivan: The 14-mile-long island has only about 8% of land available for private construction. The laws of tight supply and strong demand will eventually kick in to restore the economy to health.
So it seems the party lights are going back up, at least around the prized Nantucket waterfront, restoring some of the glow to the “faraway land” — one translation for Nantucket and a name ripe for fantasy literature. But the party is mostly cash only. And it’s strictly B.Y.O.B. — bring your own bug spray. The town has stopped spraying for mosquitoes last year. (Assessor Dilhurth, insists the spraying program was eliminated because it didn’t work, not as a budget casualty.)
But here’s the point: The pullback came amid the worst economic downturn in island memory and has affected every line item for the town — from the fire department to sand purchases for the winter icy roads when Wall Street SUVs remain parked in clapboard garages. Echoing the problems of local and state governments nationwide, there’s even a municipal hiring freeze to help manage the budget.
The year-round residents are happy to see the twinkle slowly return to the waterfont. But for now inside Nantucket, patches of darkness prevail for those mowed down by the excesses that took place on another island about 200 miles west-southwest of here. And in the darkness, the mosquitoes buzz.
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4. TD Bank sets layoffs, not clear if county branches involved
Vero News (Vero Beach, FL)
07/20/2010
Despite telling former Riverside Bank workers this week that about 200 jobs would be eliminated, a spokeswoman for the new owners of the failed bank said Wednesday the purchase by TD Bank remains “a growth story.”
TD Bank, which purchased Riverside Bank in April, said it had identified operations and corporate jobs that were duplicated by the two entities and would be consolidating those functions. However, Public Relations Manager Rebecca Acevedo said in an e-mail that going forward the local operations would be adding tellers, administrative support and commercial lenders.

“TD Bank is committed to the central Florida area and plan to grow our franchise here,” she said in an e-mail. “Although TD Bank’s acquisition of Riverside, is a growth story, there are some overlap in functions and positions in the operations and corporate areas. We do intend to grow the retail and commercial side of the bank and add many more jobs to the area.”
The new owners are expected to close a 40-person call center based in Fort Pierce.
It was not known if any of the layoffs would be at the three TDBank branches located in Indian River County.
TD Bank, has co-headquarters in Cherry Hill, N.J. and Portland, Maine, purchased 60 Riverside Branches along the Treasure and Space coasts with approximately 1,100 employees.
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5. Take kids on a reading safari; Destination Jungle — TD Summer Reading Club
City Parent (Toronto)
August 2010
This summer, reading with a flashlight under the covers and imagining lions and tigers and monkeys, will be a fun way for kids to keep up with their reading skills thanks to the TD Summer Reading Club. TD encourages kids to embrace the joys of reading — and this summer, they’ll explore the jungle of their imagination!
Now in its fifteenth year, the TD Summer Reading Club in partnership with the Toronto Public Library and Library and Archives Canada, launched its 2010 program today. Kids across Canada are invited to take a journey to “Destination Jungle”, where tales of exotic lands and tropical environments will inspire them and their families to read more during the summer months. The TD Summer Reading Club is a fun and complimentary program geared to kids ages 4-13 and is offered through their local public library. Developing a love of reading in children early on is an investment that lasts a lifetime.
The TD Summer Reading Club is Canada’s largest reading club, and this summer, kids in participating areas can visit their local public library to start exploring — the jungle! This year’s Destination jungle” themes will take readers on an imaginative and educational adventure about safaris, wild animals and far away places. Each age group has its own age appropriate reading list, which eliminates any guesswork for book selections.
With more than 500,000 kids participating in last years’ program and public libraries and TD Canada Trust branches distributing close to 400,000 free reading kits, the TD Summer Reading Club is a popular summer activity for children. In 2009, kids across Canada collectively read more than 1.9 million books before heading back to school in September.
Families can also visit “Destination Jungle” online at www.td-club-td.ca. Once there, kids will be amazed by the fun and inspiring themed illustrations by award-winning artist and Governor General Award recipient Stephane Jorisch. Parents can also preview the age appropriate book lists for their children too!
“Nothing stimulates a child’s imagination like reading,” says Dr. Daniel Caron, librarian and archivist of Canada. “It brings them to a world where magic can happen, the kind of world we once all believed in and a sense of wonder that we yearn for as we get older.”
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6. RBC wealth unit gets thumbs-up in U.S. investor survey
The Globe and Mail

07/20/2010
TIM KILADZE
Pg. B13
RBC Wealth Management, the financial advisory arm of the Royal Bank of Canada , scored high marks in a U.S. investor satisfaction survey conducted by J.D. Power and Associates, finishing a close second place behind Edward Jones & Co.
RBC scored 793 on a 1,000-point scale, one point less than first place, and its marks were on par with Edward Jones in most categories measured, even beating the St. Louis broker in access-to-account information. However, RBC ‘s website fared poorly, ultimately placing it in second.
Both companies earned perfect scores for overall investor satisfaction and the strength of their financial advisers.
RBC stole the second spot from Boston’s LPL Financial Corp, which placed third. ( RBC wasn’t included in the rankings last year because it didn’t have enough survey respondents.) Charles Schwab & Co. Inc. finished fourth and Florida-based Raymond James rounded out the top five with a score of 778. The industry average was 769.
David Lo, director of investment services at J.D. Power and Associates, said interactions between clients and advisers were paramount to a good ranking. “Expectations and the importance of the adviser relationship continue to increase,” Mr. Lo said in a statement. “These best practices are what highly satisfied investors are getting, and what all investors should expect, whether or not they are shopping for a new firm.”
Letting these relationships deteriorate has led to a rise in the proportion of investors who believe their brokerage is driven by profits, rather than being focused on customers.
“During the past year, most investors have enjoyed positive short-term gains in their portfolio as a result of the market recovery, but this has not translated into an improvement in investor sentiment toward their firm,” Mr. Lo noted. Firms that focused on strong relationships earned higher rankings.
Suggestions given to improve adviser-client relations include periodic reviews of investment objectives, a clear explanation of fees and commissions, working together to develop strategy, and communicating the reasons for investment performance.
The latter can be particularly effective. Customers who receive this information boast a satisfaction level almost 25 per cent higher than those who feel they do not.
The survey also found that firms with high investor satisfaction (scores of 900 or higher) experience an average incremental increase in assets under management of $125,216 per investor. Conversely, unsatisfied investors (at firms with scores of less than 700) are likely to move their money out, resulting in a loss of $5,929 per investor.
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7. People’s United signs replace Chittenden Bank
Burlington Free Press (VT)
07/20/2010
NATALIE DiBIASIO
A red, white and blue People’s United Bank sign at the corner of Bank and Pine streets in Burlington marked the end of an era Monday.

Chittenden Bank, a 106-year-old institution, has been rebranded in the name of its Connecticut-based parent company.
All 46 former Chittenden Bank locations have started the process of changing their names, signs, letterheads, brochures and checks, said Kathleen Schirling, senior vice president of marketing and community services at People’s United.
“Since 2008, we have been a part of People’s United Bank, focused on our customers, communities and on helping families and businesses achieve their financial goals,” the Chittenden Bank website stated. “Recently, we changed our name to People’s United Bank. Our goal is to continue to provide the award-winning service our customers have come to expect.”
Chittenden was chartered in 1904 as Chittenden County Trust Company and employs just over 1,000 people in Vermont. According to its website, People’s United has about $22 billion in assets and is the largest regional banking organization headquartered in New England.
Customers had mixed reaction to the change Monday. Don Jenkins said he doesn’t like the change.
“When I found out, I was disappointed but not surprised,” Jenkins said. “They buy Chittenden and within two years they change the name. I think it’s a shame. They should have kept the Chittenden name.”
Doug Riley, a lawyer who now lives in Burlington but formerly represented People’s United in Connecticut, said his work affiliation may give him different feelings than other Chittenden County residents.
“It feels more like home to me now with the name change because of my connection to People’s. It’s more personal — but I don’t think that’s true for everyone. For people around here, will the connection be gone? I don’t know,” Riley said.
For Norma Marcellino of Burlington, that connection might be rattled.
“I have had an account with Chittenden Bank for 30 years, so I really am not that crazy about it,” Marcellino said. “I am just not used to it.”
Bank mergers and buyouts have been happening for a long time in Vermont by both out-of-state and in-state financial institutions, said Tom Candon, deputy commissioner of the state’s department of Banking, Insurance, Securities and Health Care Administration.
In 1989, three banks in Howard Bank Corp. and two banks in the BankNorth group merged. In 2000, People’s Heritage Financial Group of Portland, Maine, purchased the BankNorth group and took its name. This new BankNorth was purchased by TD. And in 2009 it changed its name to TD Bank, Candon said.
“In this example you have five Vermont banks that turned into one and became purchased by an out-of-state company,” he said. “This has been going on for the last 20 years and we are no different. This is happening in all of the states in the country.”
Burlington Savings Bank became Bank of Vermont in 1988 when it merged with an out-of-state bank; seven years later, KeyBank bought Bank of Vermont.
Chittenden Bank previously purchased banks, too, including Vermont National Bank and Vermont Federal Bank after they had merged.

“Now Chittenden has been purchased,” Candon said.
Schirling said although the bank has changed names, it still provides the same service, and customers won’t have to make any changes — even checks with the Chittenden Bank logo will continue to work.
Abbe Gage of Burlington said because she doesn’t have to make any adjustments, she doesn’t care about the change.
For one customer, the People’s United sign at least was pleasing. “I liked the name Chittenden Bank better, but I do like the new colors of the sign,” Sanjay Dhondup said.
Schirling said the reactions she has heard have been positive.
“One of the things that I know people were concerned about is, whether or not Chittenden Bank will continue to be very involved with the community, as we always have been,” she said. “They will continue to see that level of support. They will see us everywhere making donations and sponsorships. All of us are Vermonters, and we care about Vermont.
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8. A City Feels the Squeeze In the Age of Mega-Banks
The Wall Street Journal
07/20/2010
DAN FITZPATRICK and ROBIN SIDEL
Pg. A1
At the end of May, Florida Business Bank shut down the loan office it opened here just a year ago. It wasn’t doomed by the economy. It was surrounded by giant banks that keep getting bigger and bigger.
Bank of America Corp., J.P. Morgan Chase & Co. and Wells Fargo & Co., which hold about $3.50 of every $10 in local deposits, are “squeezing” and “hoarding” customers “any way they can,” says Jeff Wagner, chief financial officer at Florida Business Bank. Corporate customers are being told by the biggest lenders not to move their deposits to other banks or else they might not get a new loan, he says.
The financial-overhaul bill that will be signed into law by President Barack Obama on Wednesday won’t address one of the most far-reaching consequences of the recent crisis: Market power is concentrating in the hands of the nation’s largest banks.
Fortified by infusions of taxpayer capital and takeovers of other large institutions killed or wounded in the crisis, a handful of hulking banks is emerging from the mess to dominate everything from mortgages to checking accounts to small-business loans. The financial-regulation law will bring new shackles and oversight, likely to cost the big banks billions in revenue. But their growing supremacy will help them absorb the blow.
Bank of America, J.P. Morgan and Wells Fargo now have 33% of all U.S. deposits, up from 21% in mid-2007 — the fastest shift of such a large chunk of deposits in U.S. history. Much of the gain came from their acquisitions of Countrywide Financial Corp., Washington Mutual Inc. and Wachovia Corp., respectively.
The three huge banks made 57% of all home mortgages in the first quarter, up from 28% in 2008, according to Inside Mortgage Finance, an industry newsletter. In 2008 and 2009, they got $95 billion in capital from the U.S.

government, all of which they have repaid.
Measured in loans and other assets, Citigroup Inc. and the three other giants had $7.7 trillion as of March 31, up 56% since the end of 2007. Their combined assets are nearly twice as big as the assets of the next 46 biggest banks, according to SNL Financial, a research firm in Charlottesville, Va.
By providing more branches, ATMs and features like free online bill payment, the newly consolidated banks have made many basic services more convenient and cheaper for customers. The banking giants often offer lower mortgage rates and other types of loans than smaller players.
“At the end of the day, consumers and small businesses will benefit” from consolidation, says Bank of America executive Mark Hogan, who runs retail branches on the East Coast.
To keep their costs down, however, the big banks generally pay lower rates on certificates of deposit and other types of savings products than the small players, meaning less interest income for millions of depositors.
The mega-banks are preserving capital as they brace for lost revenue from parts of the financial-services overhaul that don’t impact smaller banks, such as new restrictions on proprietary trading and derivatives. As a result, they have cut their lending more than small banks, leading to a smaller supply of loans.
“Concentration on the national level is something that ought to be of concern to policy makers” because it means “fewer choices and less-competitive pricing” for small businesses and consumers, says William Isaac, the chairman of the Federal Deposit Insurance Corp. from 1981 to 1985.
Possibly even worse, the consolidation puts more risk “in fewer and fewer hands, so when mistakes are made, they are doozies.”
Bank consolidation has become an issue outside the U.S. as well. In Britain, the six largest banks increased their share of the mortgage market to 78% in 2008 from 66% in 2007, according to the National Audit Office. Lawmakers there recently asked for an inquiry into the power of the banking industry.
U.S. banks that hold 10% of all U.S. deposits already are banned from buying rivals in many circumstances. The financial-regulation bill toughens that threshold to prohibit banks from making acquisitions that would put them over 10% of all liabilities — not just deposits — in the banking system. The curbs will hardly make a difference. The bulk added during the crisis already is pressuring small banks.
Bank of America, J.P. Morgan and Wells Fargo “can make money beyond belief” because of their low costs and volumes of scale, and “there is no chance of anyone challenging them,” says Arnold Danielson, a bank analyst in Bethesda, Md.
J.P. Morgan’s takeover of Washington Mutual’s failed banking operations in September 2008 increased the asset size of the New York company by more than $300 billion, or 20%. Bank of America bought Merrill Lynch & Co. and Countrywide as those two companies, with nearly $1 trillion in combined assets, were sinking. Wells Fargo acquired Wachovia, the biggest bank on the East Coast, when Wachovia was on the verge of collapse in late 2008. The three bulked-up giants now hold more than a third of all deposits in 25 metropolitan areas that are home to 70 million people, or nearly one-fourth of the U.S. population, according to consulting firm Oliver Wyman.
In Madera, Calif., Bank of America, J.P. Morgan and Wells Fargo have a combined market share of about 60%. “Between their pricing and their number of locations, they are a very strong competitor for the consumer,” says Daniel Doyle, chief executive of Central Valley Community Bancorp, in Fresno, Calif. Central Valley has one of its 16 branches in Madera. Rather than fight the giants head-on where they are strongest, it focuses on business customers.

In Orlando, the landscape’s tilt toward the big is obvious on Orange Avenue, a 17-mile thoroughfare that runs through much of this city of 267,000 residents. Built as a one-lane dirt road in the late 1800s to carry oranges by horse-drawn cart, Orange Avenue now carries a stream of cars past office buildings, hospitals, trailer parks, churches and auto-repair shops.
Orange Avenue also has been Orlando’s banking hub for decades. Since the start of 2008, though, about a quarter of the branches on the street have changed hands. Other buyers of shaky or failed banks include regional banks BB&T Corp. and Centennial Bank.
Bank of America, J.P. Morgan and Wells Fargo are making life harder for local bankers. Right after J.P. Morgan barreled into town, the bank hired a top commercial banker from SunTrust Banks Inc., a regional bank based in Atlanta, to woo corporate customers.
Billboards, print and television ads and junk mail have surged. SunTrust, the biggest bank in town, responded with more than 20 of its own “SunTrust is still SunTrust” billboards. It also hired away two top Wells Fargo executives shortly after the Wachovia acquisition, according to Tom Kuntz, who runs SunTrust’s Florida operations.
“You can definitely see the powers blasting the market,” says Jeffrey Cowherd, senior vice president for First Commercial Bank of Florida, a nine-branch bank that promotes “hometown” service.
Alan Rowe, the bank’s chief executive, says competition for mortgages is much fiercer now that the three giants have so many branches through which to lure potential borrowers. First Commercial already was suffering from a surge in troubled real-estate loans, according to regulatory filings. The extra mortgage fees “would be a little bit of help” while the bank searches for new capital, Mr. Rowe says.
At Florida Business Bank, in-your-face billboards drowned out the ads the bank was running in a weekly business newspaper for its downtown loan office at 121 South Orange. It shut down the loan office after attracting less than half of the total loan balances it needed. “You cannot compete on that level,” says Mr. Wagner, the Melbourne, Fla., bank’s finance chief.
After opening the office in 2009, Mr. Wagner says, Florida Business Bank was about to snatch several corporate customers away from the big banks when the borrowers suddenly were told to keep their accounts right where they were, or else the companies shouldn’t bother trying to get credit from the big banks. “They are going to use their leverage to retain all the business they can,” says Mr. Wagner, who declined to provide specific details.
Bank of America and J.P. Morgan declined to comment on Florida Business Bank. A Wells Fargo spokeswoman said the bank doesn’t require accounts for customers to qualify for loans, but “deeper customer relationships better equip us to offer the best solutions.”
Some Orlando residents are embracing the big-bank blitzkrieg. “I don’t even know what the local banks are,” says Laurie Lee, 52 years old, standing in front of a new Chase branch on Orange Avenue about 1.5 miles from her home. She decided to open a checking account there after receiving a coupon in the mail for a $100 “bonus.”
Ms. Lee is interested in applying for a mortgage from Chase, since she figures the owner of a house she is trying to buy will be impressed with the giant bank’s brand name. If the owner “sees I have a relationship with Chase, it will be a good thing,” she says.
After its acquisition of Wachovia, Wells Fargo wasted no time before slashing interest rates paid on certificates of deposit and other savings products. In Orlando, a one-year CD from Wells Fargo carried an average yield of 0.4% in mid-June, down from 1.26% at Wachovia in June 2008, according to Market Rates Insight. Bank of America’s average yield on the same CD fell to 0.4% from 3% in the same period. The U.S. average is 0.79%.
Across the U.S., Bank of America and Wells Fargo cut their CD rates in every market tracked by Bankrate.com during the year ended in March. Chase’s rates held steady but were well below the national average.
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9. Morgan Stanley Mulls Property Funds — Investment Bank Considers Fate of Real-Estate-Investing Business — Scale It Back? Sell It Off?
The Wall Street Journal
07/20/2010
LINGLING WEI, PETER LATTMAN and AARON LUCCHETTI
Pg. C1
After building one of the biggest, most prestigious real-estate-investing businesses on Wall Street, Morgan Stanley is weighing plans to scale it back.
The firm is considering what to do with its family of funds known as Msref, according to people familiar with the matter. One option could be to reduce its own capital in the funds, while another could be to sell them, the people said. They emphasize that planning is in the early stages and no decisions have been made.
“We’re not in discussions on the sale of the business,” a Morgan Stanley spokeswoman said. New regulations that would follow the passage of financial-services legislation in the U.S. would likely force Morgan Stanley and other banks to cut their own investments in real-estate funds and some other portfolios they manage.
Any move by Morgan Stanley to reduce its influence as a real-estate investor would reshape the industry’s playing field. Started in the early 1990s and built up under Morgan Stanley’s chairman and former chief executive, John Mack, Msref has long been considered among the most sophisticated of Wall Street real-estate investors. Its funds, with about $46 billion in assets, hold investments including a luxury resort in southern China, the European Central Bank’s Frankfurt headquarters and a stake in one of Australia’s biggest office landlords.
The firm was one of the most aggressive buyers of real estate during the boom, buying at least $53 billion of property and selling only $14 billion from 2005 to 2007, according to research firm Real Capital Analytics. Now, some of those deals are coming back to haunt the firm as property values plunge, rent rolls erode and financing remains scarce.
Private-equity firms looking to expand in this arena, including KKR, TPG, BlackRock Inc. and Brookfield Asset Management, are examining the firm’s funds, according to the people with knowledge of the matter. Representatives at those firms declined to comment.
Many big property funds run by banks emerged out of the wreckage of the last real-estate downturn of the early 1990s. But now, they have either disappeared or are ailing because of losses tied to the investments they made during the go-go years. Large bets on property were a primary cause of the collapse of Lehman Brothers Holdings Inc. Goldman Sachs Group Inc.’s real-estate investment unit also has suffered large losses in its funds, which are operated under the Whitehall brand.
In March, Citigroup Inc. sold its real-estate investment business to Leon Black’s Apollo Global Management, a deal that gives Apollo about $3.5 billion worth of properties world-wide to manage. Earlier this month, Bank of America Corp. unloaded the management of its $2.7 billion Asian fund business to Stephen Schwarzman’s Blackstone Group, which already had one of the world’s largest real-estate investment businesses. Dutch lender and insurer ING Groep NV also is evaluating a potential sale of its real-estate investment unit.
The moves come amid a real-estate bear market as well as pending regulation that discourages banks from investing their capital in risky assets. Also, banks still looking to repay government loans or raising money to meet tougher capital requirements may choose to shed real-estate assets to come up with cash.
Late last year, new Morgan Stanley CEO James Gorman tapped former Merrill Lynch & Co. President Gregory Fleming to shake up the company’s asset-management unit, which includes Msref. When times were good, the Msref real-estate funds proved lucrative for various segments of the bank. For an $8.8 billion Msref fund, Morgan Stanley in 2007 alone earned more than $196 million in assorted fees. But when the commercial-property bubble popped in 2008, that fund and some other top-of-the-market investments suffered, denting the firm’s record as a real-estate investor. The ailing deals include its 2007 acquisitions of Crescent Real Estate Equities Co. and five downtown office towers in San Francisco.
Morgan Stanley told investors in the $8.8 billion real-estate fund that it may have accumulated losses since the fund’s inception of nearly two-thirds of its money, according to the fund’s report for the third quarter of 2009. The estimated $5.4 billion loss likely would be the biggest dollar loss in the history of private-equity real-estate investing. The firm in May closed a new $4.7 billion global real-estate fund amid a challenging fund-raising environment. That is about half of its initial fund-raising target set more than two years ago.
As for possible private-equity buyers, owning Msref could allow firms like KKR and TPG that haven’t had a real-estate-focused business to further diversify away from their core expertise of leveraged buyouts to become broader-based asset managers. For firms already actively engaged in real estate, like BlackRock and Brookfield, a Msref addition could allow them to access new markets as well as more investors.
There are incentives for Morgan Stanley to hold on to the business, including management fees that are paid even if performance fees aren’t earned. Msref may not fetch much should it sell now, given pressures weighing on the market. Also, while the financial-overhaul bill expected to be signed into law by President Obama on Wednesday would require the bank to reduce its stakes in its real-estate funds, it would have up to 12 years to do so since real estate is considered hard to sell. And Morgan Stanley could continue to manage the funds even if it reduced its stakes.
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10. Goldman Employee Denies S.E.C. Fraud Accusations
The New York Times
07/20/2010
LOUISE STORY
Pg. B2
Days after Goldman Sachs agreed to pay $550 million to settle securities fraud claims, a midlevel employee of the bank filed a 13-page reply denying the charges and sought dismissal of the case.
The employee, Fabrice Tourre, was not included in Goldman’s settlement with the Securities and Exchange Commission and was the only person named in the case. He has been on paid leave from the bank since the case was filed in mid-April.
The lawsuit accuses him of making misleading statements to investors about a complex mortgage security that he designed and sold. The commission is seeking a penalty from him as well as an injunction, which almost always leads to a bar from further work in the financial industry.
The outcome of the case against Mr. Tourre could cast the Goldman settlement in a different light. If he pays a big fine in a settlement or loses the case, it could be viewed as confirmation that there was wrongdoing. If he wins in court, some Goldman shareholders may wonder why the bank paid a big fine in the case. Either way, a drawn out trial would keep the company’s actions in the spotlight.

In his reply on Monday, Mr. Tourre, who is a vice president at Goldman, said the S.E.C. had failed to show a material omission of information in the marketing materials. He also said the commission had used pieces of evidence that were “improperly vague, ambiguous and confusing, and omit critical facts.”
The filing also said Mr. Tourre and Goldman Sachs did not have a duty to notify investors of details that the S.E.C. said they should have disclosed: that a hedge fund manager who was betting against the housing market was helping to design the mortgage security in question. Mr. Tourre also said the S.E.C. did not show that he acted with the intention of defrauding investors.
Mr. Tourre’s lawyer, Pamela Chepiga of Allen & Overy, did not return calls seeking comment. Goldman Sachs is paying his legal fees.
The legal filing is not the first public response from Mr. Tourre. In April, 11 days after the S.E.C. brought its case, Mr. Tourre and several other Goldman employees testified before a Senate subcommittee.
There, he and others defended their actions. But Mr. Tourre did acknowledge that he should have disclosed more information about the design of the mortgage security, called Abacus 2007-AC1.
Last week, Goldman also acknowledged as much in its settlement with the S.E.C. The bank said its marketing for the Abacus deal contained “incomplete information” and that Goldman had made “a mistake” in not informing investors that a prominent hedge fund manager helped design the deal. That hedge fund manager, John Paulson, had a negative view of the mortgage market; therefore investors with a positive view of the market may have wanted to know about his role. The Goldman settlement must still be approved by a judge.
Mr. Tourre is now left alone to defend himself. A native of France, Mr. Tourre has worked at Goldman Sachs since 2001, when he joined after completing his master’s degree in operations at Stanford University.
He hit success at Goldman quickly, in part because he landed on the mortgage trading desk and became involved with a series of deals called Abacus. The deals helped Goldman and some hedge fund managers bet that the mortgage market would hit trouble and then profit when it did.
The S.E.C.’s settlement with Goldman included only one Abacus deal, though Goldman said in a statement that it understood that the commission had reviewed several others and did not plan to file cases.
The S.E.C. said last week that it continued to investigate any wrongdoing in old mortgage security deals issued by Goldman and other banks.
On Monday, spokesmen for the S.E.C. and Goldman declined to comment on Mr. Tourre’s filing.Though Mr. Tourre was only one of seven Goldman traders and executives to testify before the Senate in April, he was clearly the subject of the most interest. When a lawmaker asked Mr. Tourre if he regretted his actions with Abacus and other deals, he said he was “sad and humbled about what happened in the market.”
Beyond the S.E.C. complaint, Goldman helped fan the interest in Mr. Tourre by releasing a batch of old e-mail messages that Mr. Tourre sent to friends as he marketed Abacus deals to investors three years ago. Mr. Tourre referred to himself as “the fabulous Fab” and asserted at one point on a trip to Belgium that he had “managed to sell a few Abacus bonds to widows and orphans that I ran into at the airport.”
The messages also showed that Mr. Tourre was aware that the mortgage market was troubled, even as he marketed the mortgage securities. He compared a security to Frankenstein in one e-mail message because it was turning bad so fast.
“I’m trading a product which a month ago was worth $100 and which today is only worth $93 and which on average is losing 25 cents a day,” he wrote. “That doesn’t seem like a lot but when you take into account that we buy and sell these things that have nominal amounts that are worth billions, well it adds up to a lot of money.”
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11. Small Banks Avoid Overhaul’s Sting
The Wall Street Journal
07/20/2010
MICHAEL R. CRITTENDEN
Pg. A4
In a recent letter, the nation’s top lobbyist for small banks noted how well the financial-regulation bill had worked out for his members.
That is an understatement. At nearly every turn, small banks sidestepped more-onerous regulation, or at least blunt the impact of potential changes, from new rules on capital to fees that will pay for new regulations.
“If you are Main Street, you got most of the curbs on Wall Street that you wanted, and a few other nice breaks for community banks as well,” Camden Fine, president of the Independent Community Bankers of America, wrote in his notes to members.
Community bankers and their many backers on Capitol Hill say the changes help them compete with larger firms, and are appropriate because small banks didn’t cause the financial crisis.
Critics say the changes could leave regulatory gaps that could lead to future problems. Many small banks did engage in risky lending in recent years, a problem still haunting the sector.
Most of the regulatory overhaul, expected to be signed into law Wednesday, focused on problems among the nation’s mega-sized financial institutions.
“With abusive mortgage lending, nonbanks and big banks were involved, but some smaller banks have been quite innovative in developing new funding streams, some of which were harmful to consumers,” said Travis Plunkett, legislative director for the Consumer Federation of America.
Smaller banks are now paying the price. Nearly 100 banks have failed this year in the U.S., and federal regulators are closing firms at nearly twice the pace of 2009 when 140 banks failed. Six more banks, all with less than $1 billion in total assets, failed Friday.
Irking Mr. Plunkett and others, the new Consumer Financial Protection Bureau won’t be able to directly supervise or enforce rules for banks with less than $10 billion assets. That leaves out most of the U.S. banking industry. The new rules would be administered by other federal, or state, regulators, giving banks an incentive to seek out a more lenient overseer.
“There won’t be a check on bank regulators who refuse to enforce rules by the consumer regulator,” Mr. Plunkett said.
Community bankers have not been shy about celebrating their victories. In an interview, Mr. Fine cited the consumer-agency exemption and a change in the way the Federal Deposit Insurance Corp. charges banks for federal insurance among key achievements. He said the influence of the new consumer agency on smaller banks beyond writing new rules is “pretty weak.”
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12. Toronto, get over it. Investor trust trumps location
The Globe and Mail
07/20/2010
BOYD ERMAN
Pg. B2
Toronto, relax.
We’ve been “snubbed,” according to a city newspaper, which complains that Toronto has been left “in the cold.”
All this because the chief executive officer of the planned national securities regulator won’t be schlepping to an office in downtown Toronto every morning once the new body is up and running on Canada Day 2012. Instead, the lucky winner of the new job will inhabit some sort of undefined virtual head office, presumably floating between provinces and the main offices, which for starters will be in Toronto and Vancouver.
Should a regulator be based in Toronto, home to most of the country’s bankers and many of its companies? Sure, there is a good, logical case for that, but this is Canadian politics so logic isn’t necessarily the guiding light.
Is not having a fixed address a fatal flaw? No, except perhaps when it comes to the chief regulator’s family life.
For Toronto, and for Canada, what matters is that he country has a vibrant securities industry and a business community that has access to capital from investors who trust its regulatory system.
The argument from policy makers, and some key financial players, has been that the fragmented securities regulatory system of 13 separate provincial and territorial bodies leads to inefficient rule making and inconsistent enforcement. That gets in the way of investment, which, by extension, hamstrings growth and job creation. It’s also a barrier to systemic oversight. There’s only one seat for a securities regulator on the Financial Institutions Supervisory Committee, along with seats for the head of the Bank of Canada, the top bank regulator, and other key bodies.
In the meantime, to hear federal Finance Minister Jim Flaherty tell it, the 13-commission system Canada has is an “international embarrassment.” The Ontario Teachers’ Pension Plan, a huge investor, says “Canada’s reputation has suffered internationally,” and that “directly affects decision making of investors and affects competitiveness generally.”
The address of the office is a bargaining chip that can be played in the negotiations to fix that problem by potentially getting recalcitrant provinces such as Alberta and Quebec onside. It’s a chip that should be played by Mr. Flaherty in what Toronto-Dominion Bank CEO Ed Clark has called a “reasonably sophisticated game.”
After all, there’s at least one prominent example of a big regulator based outside the country’s main financial centre, and that’s the U.S. Securities and Exchange Commission, which calls the financial backwater of Washington D.C. home. Pretty much the only markets there are of the farmers’ market variety.
Yet, of the SEC’s staff of 3,656 full-time equivalent people, almost two-thirds work in Washington, with the rest scattered among 11 field offices. One of those is in New York, home to the beast known as Wall Street; but there are also offices in significant secondary financial centres such as Chicago and San Francisco, and some further afield in cities such as Miami, Salt Lake City and Fort Worth, Tex., which have little financial clout.
For all that, the SEC manages to muddle along. As that illustrates, the point of the exercise is to centralize decision making in a group of people with one boss, not necessarily to centralize decision making in one particular financial centre.
The goal of the planned Canadian Securities Regulatory Authority is to ensure uniform and responsive rule making and consistent enforcement, not to reward one city with a gold star as Canada’s most important financial town.
The bleating from Toronto ignores the fact that much of the work will be done in that city, as Mr. Clark has pointed out. The Ontario Securities Commission is by far the largest in the country, and given the plan to build on the staffs of existing regulators, will be by far the biggest in the new CSRA.
Vancouver, Calgary and Montreal all deserve recognition for the unique character of their financial sectors, assuming Alberta and Quebec join the national regulator some day. Vancouver and Calgary are growth capital hubs. Montreal has a busy derivatives business and the added benefit of the other official language.
What’s more, the CSRA isn’t designed only to serve the investment dealers, which are concentrated in Toronto. It will also be there for investors big and small, who are scattered across Canada, and for the corporate issuers who have to report to regulators.
Fully 50 per cent of the companies listed on the Toronto Stock Exchange and the TSX Venture Exchange are located in Alberta and British Columbia, compared with 34 per cent in Ontario. By market value, Ontario’s representation is bigger, but not by much.
The other way to deal with this is to put the regulator on neutral ground, as the SEC is in Washington. Because Ottawa appears to be out of the running, a virtual office is a post-modern solution that seems Canadian, in the best and worst senses of the word.
All this huff over one corner office also obscures the bigger goal of the exercise — drawing many more corner offices to Canada, be they of securities firms, issuers or investment companies.
The aggrieved in Toronto say locating the CSRA anywhere but Toronto is pandering to regionalism. Deal makers and investors who believe in a single regulator but understand the realities of getting it done in Canada might call it something different: a good trade.
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13. Hospital ATM scam reaped millions for fraudster
The Globe and Mail
07/20/2010
PATRICK WHITE
Pg. A5
The lonely grey ATM machine in the urgent-care lobby of Misericordia Health Centre, one of Winnipeg’s smaller hospitals, spends much of the day unused and untouched.
And yet, for roughly the past decade, it has produced fantastic profits — in the realm of $2-million — for an enterprising fraudster who recognized a gaping hole in the hospital’s financial controls.
“We’re dealing with large amounts of money being taken over a long period of time,” said Winnipeg Police Constable Jason Michalyshen.
On Monday morning, Misericordia issued a curt press release stating it had been alerted to a fraud earlier this year. A subsequent external audit found strong evidence of a massive and prolonged con, and the matter was passed over to police in April.
But the statement failed to address what everyone in the city wants to know: how did such a massive financial hemorrhage go unnoticed for so long?
The hospital had been responsible for stocking cash and keeping machine records for the 10-year period. It has now passed those duties to a third-party firm.
A hospital spokeswoman would not say who within the hospital was responsible for the machine.
“Normally, something like this would fall under our finance department,” said spokeswoman Heidi Klaschka. “The police have asked us not to say anything more than that.”
One employee was reportedly fired in connection with the fraud, but police have yet to make arrests, saying only that the scam was likely perpetrated by someone who worked at the hospital.
“It would be fair to say this person obviously had some sort of connection to the ATM machine or possibly other financial accounts [at the hospital], Mr. Michalyshen said.
But the method of the prolonged fraud may be more intriguing than its mastermind — possibly identifying a number of lax financial practices within the hospital and the Winnipeg Regional Health Authority.
“Somewhere along the line, there were records created for this machine that were trusted and never validated or audited,” said financial investigator Gerry Jennings, a member of the RCMP’s commercial crime unit before he retired to become a private financial investigator. “Fraud is impossible without trust. Someone in management took this person’s word without adequate tracking or auditing, and that’s what the police will likely be looking at. How far does this go up? Who was this person accountable to?”
The scheme could be similar to a Saskatchewan fraud in which several casinos lost more than $1-million when a money-transfer company failed to reimburse the casinos fully for customer withdrawals.
But that plot was rooted out after five months.
The prolonged time-frame of the Misericordia racket has baffled even veteran sleuths.
“I’ve never heard of anything like it,” said Bob Jennings, another private financial investigator with lengthy RCMP experience. “You have to wonder how someone didn’t pick up on it earlier.”
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14. Bank of Canada’s high-risk balancing act
The Toronto Star
07/20/2010
Pg. B1
Forced into a high-risk balancing act by the sputtering world economy, the Bank of Canada is expected to continue with marginal increases in its trend-setting rate Tuesday. But the central bank will temper the decision with a strong note of caution.

Analysts expect Bank Governor Mark Carney to hike the key lending rate by 0.25 per cent to 0.75 per cent.
If so, it would be only the second increase since April 2009, when Carney dropped the overnight rate to a rock-bottom 0.25 per cent — and promised to keep it there for a year — to combat the recession.
He abandoned that strategy on June 1 when the rate was set at 0.50 per cent.
Higher Bank of Canada rates will result in increased borrowing costs for business, consumers and some homebuyers.
A gradual run-up in Canadian interest rates is warranted by the renewed strength of the Canadian economy in early 2010 and the need to head off any chance of runaway inflation as economic conditions brighten, economists say.
Having weathered the recession better than most industrialized countries, Canada has returned to a position of growth.
While business conditions have weakened in the past few months, the economy experienced red-hot 6.1 per cent growth in the January-through-March period.
And the job situation is slowly improving. Most of the 300,000-plus jobs lost in the recession have been recouped even though a growing workforce has left unemployment at a still-high 7.9 per cent.
“Domestic conditions continue to argue powerfully for further rate increases,” TD Bank Financial Group said in an analysis of Carney’s options.
Under current conditions, the central bank is expected to gradually rachet up its key lending rate over the next six months to the 1.25 per cent range at the end 2010.
But Carney is likely to balance Tuesday’s decision with serious warnings about the uncertainties ahead, particularly the risky direction of the international economy and its potential impact on Canada.
The central bank has to walk a fine line, says TD Bank economist Eric Lascelles. “It’s one of those very tricky situations where traditional economic analysis — and just looking at the forecasts — suggests ‘Yeah, sure, they should hike,’ “ he said. “Then suddenly you take into account all of these risks that are disproportionately skewed downwards and it’s a much tougher call.
“The strategy that the Bank of Canada probably employs is it sticks to the assumption that all is reasonably well as the forecasts suggest and continues to raise rates but stays on guard for surprises and keeps the market on guard for surprises.”
The major risks to the world economy are the shaky financial situation of European countries in the wake of the Greek debt crisis and the weak U.S. recovery, which takes 75 per cent of Canada’s exports.
This picture is clouded by a less robust housing market in Canada, an impending decline in Ottawa’s stimulus spending and reluctance so far by Canadian companies to pick up the slack by increasing business investment.
“You can’t automatically assume that all will be well” with Canada’s economy, said Lascelles. “I think that growth is still the likely outcome but how strong will that growth be?”
United Steelworkers economist Erin Weir disagrees with the view that Carney should gradually tighten monetary policy.
He said inflation is still below the central bank’s 2 per cent target and, even if hiring is increasing, wages have been so flat that there is no threat of a wave of wage-driven price increases.
With the U.S. Federal Reserve Board keeping rates low to bolster the American business climate, higher rates in Canada could worsen the outlook. That’s because rising interest rates tend to increase demand for a currency as investors anticipate better returns, thus driving up the loonie on exchange markets.
“I don’t see any need to raise rates,” said Weir. “And I think the downside to raising them is that, especially in a context where the American Federal Reserve is holding steady, it will tend to push up the Canadian dollar, which is certainly a huge challenge for a lot of Canadian export industries that are struggling to try to recover.”
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15. Clement accused of misrepresenting census impact
The Globe and Mail
07/20/2010
JOHN IBBITSON, TAVIA GRANT and JOHN LORINC
Pg. A1
Growing unrest within Statistics Canada and growing anger from groups of every political persuasion have left Stephen Harper’s government facing a revolt over its plans to end the mandatory long-form version of the census.
Officials within Statscan believe Industry Minister Tony Clement is misrepresenting the advice he has been receiving from the internationally respected agency charged with gathering data on Canadians.
Mr. Clement has said Statscan officials reassured him the agency can manage the 2011 census effectively without forcing some people to fill out the longer version of the form.
That’s not what Mr. Clement has been told, according to a source close to the story who asked not to be identified, and Statscan officials expect chief statistician Munir Sheikh to come to the agency’s defence by saying so.
The minister’s claims have angered and demoralized a staff already under pressure from budget cutbacks, which have led, for example, to less thorough regional analysis of statistical trends.
This assault on the integrity of the general census is, for many of the 6,000 workers within the agency, particularly galling.
“The census is the flagship of the department,” said one person inside Statscan. “If you want to demoralize staff, there’s no bigger target.”
Mr. Sheikh has announced he will hold a town hall with employees on Wednesday to answer concerns. The meeting is closed to the media and Mr. Sheikh is not granting interviews. Mr. Clement’s office did not return interview requests.
Don Drummond, a member of Statistics Canada’s advisory council, said “all of us were shocked” by the news that the mandatory long-form census was being abandoned.
The approximately two dozen members of the advisory council are appointed by the industry minister, and advise the agency on how better to carry out its mandate.
Mr. Drummond, who recently stepped down as chief economist of the TD Bank, said the council unanimously believed that abandoning the mandatory long-form census would skew the 2011 results, causing a statistical break with previous surveys that would it make impossible to read and project trends accurately.
In a letter sent to Mr. Clement on Monday, two dozen leaders from business, labour, government and academia united in warning that voluntary compliance for those receiving the long form of the census would gravely compromise its integrity.
Response rates from “the very poor, aboriginal communities, recent immigrants and some ethno-racial communities, will likely be quite low,” the letter states. As a result, “the impact of these changes will be disproportionately borne by those who are already most vulnerable.”
The two dozen signatures included Mel Cappe and Alex Himelfarb, former chiefs of the federal public service; Roger Martin, the dean of the University of Toronto’s Rotman School of Management; Roger Gibbins, who heads the Canada West Foundation, a generally conservative think tank’ and Carol Wilding, head of the Toronto Board of Trade.
Ms. Wilding vowed to “reach out” to other urban boards of trade to garner support. “This is a decision that affects the whole country,” she said in an interview. “All urban centres across Canada have similar needs” for census data, she observed.
“This is not about pointy-headed researchers,” said Mr. Cappe, who was clerk of the Privy Council under prime minister Jean Chrétien and now heads the Institute for Research on Public Policy. “It is about business who needs the information for product development and marketing. It is about charities and NGOs targeting. It is about public health authorities making us healthier.”
A spokesman for Mr. Clement said the minister would comment when his office receives the letter.
Ivan Fellegi, who led Statscan for 22 years before retiring in 2008, said the idea of a voluntary census never came up while he was there. He said he worries that the change would cost more and produce less valuable data.
“I would have resigned over it, because I wouldn’t have wanted to be associated with an exercise that will waste money,” he said, adding that the risk is too great that fewer people may respond to the census, even though it will go to more homes.
At least one Conservative member of Parliament is also concerned by the census decision. In a letter obtained by CBC, Edmonton MP James Rajotte wrote to Mr. Clement “on behalf of a number of my constituents who have expressed concern” about making the long-form version of the census a voluntary exercise.
Mr. Rajotte asked Mr. Clement to explain his rationale “as well as the steps our government is taking to ensure that this change will not negatively impact the quality or accuracy of Statistics Canada’s work.”
With a report from Sarah Boesveld
***
NEW BOSS, NEW DIRECTION
The head of Statistics Canada is a veteran economist who has been making good on his vow to steer the federal agency in a new direction.
In 2008, Munir Sheikh left his role as deputy minister of labour to become the first new chief statistician of Statistics Canada in 22 years after top number cruncher Ivan Fellegi left the job.
With his new appointment, Mr. Sheikh vowed to reinvent Statscan and steer its focus to emerging issues such as inflation, globalization and climate change. To achieve that, he’d seek more information about trade and investment and try to better quantify how well Canada is doing in the areas of health care and the environment, he told The Globe and Mail in an interview when he took the top job.
He also asked for a total re-examination of Statscan’s operations that would try to measure the relevance of information it gathers.
Mr. Sheikh has spent much of his 38-year career in a number of senior federal government posts climbing the bureaucratic career ladder. Prior to becoming deputy minister of labour, he was in the Privy Council Office as deputy secretary to the cabinet on the expenditure review where he helped craft the 2005 budget.
He’s been associate deputy minister at Health Canada and Finance Canada, and was assistant deputy minister in tax policy at Finance Canada, where he oversaw the government’s $100-billion tax reduction policy in the economic statement and budget update in 2000.
His academic life has focused squarely on economics. He has a doctorate on the subject from the University of Western Ontario and a masters from McMaster University. He taught at the University of Ottawa and Carleton University.
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16. Foreign money finds Canada attractive
The Globe and Mail
07/20/2010
JEREMY TOROBIN
Pg. B7
International demand for Canadian securities is soaring to new heights, buoyed by the country’s strong economy, fiscal position and financial sector, and as signs of trouble abroad reduce investors’ appetite for riskier assets.
Foreigners snapped up a record net $23.2-billion in Canadian securities in May, Statistics Canada said Monday, led by an unprecedented $11.5-billion in government bonds that eclipsed the previous high by a margin of nearly two to one.
A global move into Canadian stocks and bonds began last year but is increasingly viewed by economists as part of a long-term shift, as foreign central banks and sovereign wealth funds put more of their cash here, drawn by the country’s solid economic growth, healthy fiscal conditions and limited exposure to European debt.
That trend was even more evident in May, the month that European governments cobbled together a massive rescue package in a bid to convince markets that they wouldn’t let Greece or other cash-strapped nations default on their debts.
Canada’s relatively enviable position will be highlighted again Tuesday, if Bank of Canada Governor Mark Carney raises interest rates for the second-straight decision, to 0.75 per cent, as economists anticipate. The U.S. Federal Reserve, the Bank of Japan, the Bank of England and the European Central Bank have all kept their benchmark lending rates steady as other Group of Seven economies take longer to emerge from the worldwide downturn.
“The rest of the world loves Canada and thinks it’s a safe place to invest, and May was a month of panic, generally speaking, of deteriorating European prospects, and of flight to safety,” Eric Lascelles, a top strategist at TD Securities in Toronto, said in an interview.
“Risk-aversion ultimately resulted in extra demand for bonds backed by a strong fiscal position, credible central bank and healthy banking sector.”
The surging foreign demand means Canadian federal and provincial governments issuing debt can pay less to the investors buying it when the securities mature, a dynamic that is also helped by the rather limited amount of Canadian debt for sale.
While both Canada and the U.S. are running large deficits, Canada’s is substantially smaller even on a per-capita basis, less than 4 per cent as a share of gross domestic product, compared with almost 11 per cent in the U.S.
According to the debt-management strategy Ottawa released earlier this year with the budget, the Finance Department will sell $95-billion of bonds in the current fiscal year, less than the $102-billion in the previous year.
“The more appetite there is, the easier it is to issue bonds, and the less the Department of Finance needs to fret over the deficits that are being run right now,” Mr. Lascelles said.
Warren Lovely, an economist at CIBC World Markets, last week published a report arguing that foreigners’ attraction to Canadian stocks and bonds is part of a permanent shift in how global investors see the country. Foreigners’ total net purchase of Canadian securities for the first five months of the year was $53.9-billion, slightly more than the $52.1-billion bought by overseas investors from January through May of 2009.
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17. Flooding cuts Saskatchewan’s GDP
National Post
07/20/2010
Pg. FP4
Record wet weather this year will have a significant impact on Saskatchewan’s economic growth this year, Toronto-Dominion Bank says. With eight million acres likely to be left unseeded this year, the negative impact on gross domestic product growth in the province could be as large as two percentage points, said the report issued yesterday. Crop insurance, government financial aid and reconstruction activity will soften the blow, but will not likely be enough to fully offset the lost output, the report said. “We have revised our forecasts accordingly, with real and nominal GDP in Saskatchewan now expected to grow at 2.1% and 6.8% respectively,“ said the report by TD economist Dina Cover. While TD Bank had previously forecast 3.2% real GDP growth in 2010, the new forecast of 2.1% represents a one-third reduction, or 1.1 percentage points, off the earlier forecast. Nominal GDP, which includes the impact of price changes, declines only 0.5% in 2010.
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THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST
CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON JULY 20, 2010
Daily News Brief
July 20, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs
TD BANK NEWS
1.	TD Bank Collecting Coins For Victims Of Beverly Blaze — Salem News (MA)
TD Bank has launched a coin collection to aid the victims of the July 4 fire at 5 Mill St. “With a disaster of this magnitude, the need for substantial financial aid is enormous,” said Daniel Griggs, market president, TD Bank. “Every little bit helps.”
2.	Davis Marcus Approaches Full — Stamford Advocate (CT) [Article also appears in the CT Post (CT).]
Davis Marcus Partners is bucking the tepid trend in area office leasing with the arrival of two more major tenants at its new building in Wilton. The U.S. headquarters of Nielsen Co. LLC, the international marketing and media information company, will move a major portion of its operations to a 55,331-square-foot space at 40 Danbury Road, while TD Bank N.A., a U.S. bank holding company, is leasing 10,148 square feet. [TD Bank’s Chris Giamo is quoted.]
3.	TD Bank Sets Layoffs, Not Clear If County Branches Involved — Vero News (FL)
Despite telling former Riverside Bank workers this week that about 200 jobs would be eliminated, a spokeswoman for the new owners of the failed bank said Wednesday the purchase by TD Bank remains “a growth story.” [TD Bank’s Rebecca Acevedo is quoted.]
4.	People’s United Signs Replace Chittenden Bank — Burlington Free Press (VT)
A red, white and blue People’s United Bank sign at the corner of Bank and Pine streets in Burlington marked the end of an era Monday. Chittenden Bank, a 106-year-old institution, has been rebranded in the name of its Connecticut-based parent company. [TD Bank is mentioned.]
5.	In Milford Library: Free Southwick’s Zoo Passes For Summer Readers — Milford Daily News (MA)
Free Southwick’s Zoo passes for summer readers. Southwick Zoo’s has graciously donated 450 passes each of which will admit one child between the ages of 3 and 12 for free with a paying adult. The child must be registered in the Milford Library’s Summer Reading Program to be eligible. [TD Bank is mentioned.]
6.	Camp Fosters Entrepreneurs — Delaware County Daily Times (PA)

Widener University accounting and economics major Tom Hunter walked up to the group of high school students at University Center last week and made them work for their sale. “OK guys, talk to me,” the Garnet Valley High School graduate said in front of a table filled with $5 and $8 baskets of candy and hair items. “What do you get?” [TD Charitable Foundation is mentioned.]
7.	S.C. Banks Tempt Buyers — Sun News (SC)
There just might be more than a few South Carolina banks that are bargains right now. Half of the banks based in the state lost money last year, dropping more than $1 billion, according to data from BauerFinancial, a research firm that rates the health of banks. [TD Bank is mentioned.]
8.	CB Richard Ellis Expects Upstate Office Market To Soften — GSA Business (SC)
The Greenville-Spartanburg market for office real estate is expected to continue to soften, with rising vacancy rates and further downward pressure on asking rates, according to the latest market report compiled by CB Richard Ellis | The Furman Co. [TD Bank is mentioned.]
9.	Scherer: New Rothstein Victims Coming In Amended Complaint — Sun Sentinel (FL)
Attorney Bill Scherer said new Scott Rothstein Ponzi scheme victims and an additional $45 million in claims will be added tomorrow (Tuesday) when he files an amended civil suit complaint in Broward Circuit Court. [TD Bank is mentioned.]
10.	TD Bank Doubles Points on Easy Rewards Visa — MyBankTracker.com
TD Bank is offering credit card customers a way to earn double rewards points and a low introductory APR. The new deal from TD is affiliated with the TD Easy Rewards Visa credit card, which comes with perks for travel purchases.
INDUSTRY NEWS
1.	Distrust of Banking System Sows Return of Homegrown Currencies — American Banker
One gloomy day in May, outside a storefront in Ardmore, Pa., people lined up around the block — some had come from as far as 20 miles away — to buy what, at a glance, looked like Monopoly money.
2.	Goldman Employee Denies S.E.C. Fraud Accusations — New York Times
Days after Goldman Sachs agreed to pay $550 million to settle securities fraud claims, a midlevel employee of the bank filed a 13-page reply denying the charges and sought dismissal of the case.
3.	A City Feels the Squeeze In the Age of Mega-Banks — Wall Street Journal

At the end of May, Florida Business Bank shut down the loan office it opened here just a year ago. It wasn’t doomed by the economy. It was surrounded by giant banks that keep getting bigger and bigger.
4.	Reform Bill Signing Set for Wednesday — American Banker
President Obama is expected to sign the financial reform bill on Wednesday, according to lobbyists and sources on Capitol Hill. The House approved the sweeping overhaul 237 to 192 on June 30, and the Senate approved it Thursday on a vote of 60 to 39.
5.	Morgan Stanley Mulls Property Funds — Wall Street Journal
After building one of the biggest, most prestigious real-estate-investing businesses on Wall Street, Morgan Stanley is weighing plans to scale it back. The firm is considering what to do with its family of funds known as Msref, according to people familiar with the matter.
TD BANK NEWS
1.	TD Bank Collecting Coins For Victims Of Beverly Blaze July 19, 2010 — Salem News (MA)
BEVERLY — TD Bank has launched a coin collection to aid the victims of the July 4 fire at 5 Mill St.
“With a disaster of this magnitude, the need for substantial financial aid is enormous,” said Daniel Griggs, market president, TD Bank. “Every little bit helps.”
A five-alarm fire tore through an affordable-housing apartment building on 5 Mill St. on the afternoon of July 4, within minutes engulfing the structure, two cars parked outside and a telephone pole — and at least temporarily displacing seven families.
The fire was sparked by a smoldering mulch pile near the apartment building.
For the next several weeks, TD Bank is encouraging people who have spare change to stop by any TD Bank in Beverly, Salem or Peabody to use the bank’s free Penny Arcade coin-counting machines and then donate all or a portion of the cash directly to the “Coins for Caring” campaign. TD Bank will put the money in its Mill Street Fire Relief Fund for the seven families affected by the fire.
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2.	Davis Marcus Approaches Full By Richard Lee July 19, 2010 — Stamford Advocate (CT) [Article also appears in the CT Post (CT).]
Davis Marcus Partners is bucking the tepid trend in area office leasing with the arrival of two more major tenants at its new building in Wilton.
The U.S. headquarters of Nielsen Co. LLC, the international marketing and media information company, will move a major portion of its operations to a 55,331-square-foot space at 40 Danbury Road, while TD Bank N.A., a U.S. bank holding company, is leasing 10,148 square feet.
Nielsen is scheduled to arrive in early October, and TD Bank is expected to occupy its space later this summer.
Both have signed long-term leases for their space, joining Tygris Commercial Financial Group, NuCompass Mobility and Louis Dreyfus Corp. at the 161,222-square-foot, three-story, Class A office building.
“We’re approaching 100 percent (occupancy). There’s 20,000 square feet left,” said David Fiore, senior vice president at Davis Marcus, declining to disclose the lease rates. “This is a new building that never has been leased. It’s at the high end of the market. It’s designed as a high-quality corporate headquarters.”
Located in the four-building Wilton Corporate Park, 40 Danbury Road met all of TD Bank’s requirements, said Chris Giamo, market president of suburban New York for the company.
TD Bank plans to consolidate its retail and commercial lending and banking teams at the Wilton building, moving them from sites in Westport.
“The lease on our Westport location will expire in 2011, and as our team continues to grow it made sense to find larger space in a `green’ building,” said Giamo, noting that the building is Leadership in Energy and Environmental Design “Gold” certified. The office, which will house 40 employees, also is LEED certified.
Giamo said TD Bank also was impressed by the cafe, fitness center, conference center, parking and fitness trails at the complex.
The bank was represented by the Stamford office of United Systems Integraters Corp.
A spokeswoman for Nielsen, represented by CB Richard Ellis, would not comment on the number of employees coming to the building or where they are coming from. A standard real estate formula of 5.4 people per 1,000 square feet for office occupancy shows that its new space could house about 300 employees. An online search revealed that Nielsen has current office operations in Wilton, Westport and Stamford. Its chief executive officer, David Calhoun, lives in New Canaan.
Noting that Davis Marcus’ portfolio is now 97 percent leased, Fiore attributed the company’s success in luring tenants to “high-quality and well-maintained buildings and a willingness to work with tenants on lease agreements and meeting their needs.”
“It’s all good product, and we regularly put money into our buildings whether the market is up or down. We respond very quickly to the market, and we got very aggressive with concessions,” he said, adding that it is essential for landlords to have solid reputations to attracting quality tenants.
Davis Marcus properties are represented by Jones Lang LaSalle.
The high occupancy level amid a slow commercial real estate market impressed John Hannigan, principal in the Stamford office of Choyce Peterson.

“It’s because of the amenities package and the excellent hands-on ownership,” he said.
But the overall real estate market continued to be slow in the second quarter as the Fairfield County vacancy rate for Class A office space rose to 22.7 percent from 22 percent in the first quarter, according to a Jones Lang LaSalle report.
“Fairfield County office-using employment continues to shed jobs, one of the primary reasons the county’s real estate market has not yet begun to recover,” said Rober Ageloff, international director and head of Jones Lang LaSalle’s Stamford office.
Despite the mediocre market, Class A office rents rose slightly in the county from $36.10 per square foot in the first quarter to $36.35 in the second quarter.
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3.	TD Bank Sets Layoffs, Not Clear If County Branches Involved July 20, 2010 — Vero News (FL)
Despite telling former Riverside Bank workers this week that about 200 jobs would be eliminated, a spokeswoman for the new owners of the failed bank said Wednesday the purchase by TD Bank remains “a growth story.”
TD Bank, which purchased Riverside Bank in April, said it had identified operations and corporate jobs that were duplicated by the two entities and would be consolidating those functions. However, Public Relations Manager Rebecca Acevedo said in an e-mail that going forward the local operations would be adding tellers, administrative support and commercial lenders.
“TD Bank is committed to the central Florida area and plan to grow our franchise here,” she said in an e-mail. “Although TD Bank’s acquisition of Riverside, is a growth story, there are some overlap in functions and positions in the operations and corporate areas. We do intend to grow the retail and commercial side of the bank and add many more jobs to the area.”
The new owners are expected to close a 40-person call center based in Fort Pierce.
It was not known if any of the layoffs would be at the three TD Bank branches located in Indian River County.
TD Bank, has co-headquarters in Cherry Hill, N.J. and Portland, Maine, purchased 60 Riverside Branches along the Treasure and Space coasts with approximately 1,100 employees.
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4.	People’s United Signs Replace Chittenden Bank By Natalie DiBiasio July 20, 2010 — Burlington Free Press (VT)

A red, white and blue People’s United Bank sign at the corner of Bank and Pine streets in Burlington marked the end of an era Monday.
Chittenden Bank, a 106-year-old institution, has been rebranded in the name of its Connecticut-based parent company.
All 46 former Chittenden Bank locations have started the process of changing their names, signs, letterheads, brochures and checks, said Kathleen Schirling, senior vice president of marketing and community services at People’s United.
“Since 2008, we have been a part of People’s United Bank, focused on our customers, communities and on helping families and businesses achieve their financial goals,” the Chittenden Bank website stated. “Recently, we changed our name to People’s United Bank. Our goal is to continue to provide the award-winning service our customers have come to expect.”
Chittenden was chartered in 1904 as Chittenden County Trust Company and employs just over 1,000 people in Vermont. According to its website, People’s United has about $22 billion in assets and is the largest regional banking organization headquartered in New England.
Customers had mixed reaction to the change Monday. Don Jenkins said he doesn’t like the change.
“When I found out, I was disappointed but not surprised,” Jenkins said. “They buy Chittenden and within two years they change the name. I think it’s a shame. They should have kept the Chittenden name.”
Doug Riley, a lawyer who now lives in Burlington but formerly represented People’s United in Connecticut, said his work affiliation may give him different feelings than other Chittenden County residents.
“It feels more like home to me now with the name change because of my connection to People’s. It’s more personal — but I don’t think that’s true for everyone. For people around here, will the connection be gone? I don’t know,” Riley said.
For Norma Marcellino of Burlington, that connection might be rattled.
“I have had an account with Chittenden Bank for 30 years, so I really am not that crazy about it,” Marcellino said. “I am just not used to it.”
Bank mergers and buyouts have been happening for a long time in Vermont by both out-of-state and in-state financial institutions, said Tom Candon, deputy commissioner of the state’s department of Banking, Insurance, Securities and Health Care Administration.
In 1989, three banks in Howard Bank Corp. and two banks in the BankNorth group merged. In 2000, People’s Heritage Financial Group of Portland, Maine, purchased the BankNorth group and took its name. This new BankNorth was purchased by TD. And in 2009 it changed its name to TD Bank, Candon said.
“In this example you have five Vermont banks that turned into one and became purchased by an out-of-state company,” he said. “This has been going on for the last 20 years and we are no different. This is happening in all of the states in the country.”

Burlington Savings Bank became Bank of Vermont in 1988 when it merged with an out-of-state bank; seven years later, KeyBank bought Bank of Vermont.
Chittenden Bank previously purchased banks, too, including Vermont National Bank and Vermont Federal Bank after they had merged.
“Now Chittenden has been purchased,” Candon said.
Schirling said although the bank has changed names, it still provides the same service, and customers won’t have to make any changes — even checks with the Chittenden Bank logo will continue to work.
Abbe Gage of Burlington said because she doesn’t have to make any adjustments, she doesn’t care about the change.
For one customer, the People’s United sign at least was pleasing. “I liked the name Chittenden Bank better, but I do like the new colors of the sign,” Sanjay Dhondup said.
Schirling said the reactions she has heard have been positive.
“One of the things that I know people were concerned about is, whether or not Chittenden Bank will continue to be very involved with the community, as we always have been,” she said. “They will continue to see that level of support. They will see us everywhere making donations and sponsorships. All of us are Vermonters, and we care about Vermont.
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5.	In Milford Library: Free Southwick’s Zoo Passes For Summer Readers By Mary Frances July 20, 2010 — Milford Daily News (MA)
MILFORD — Free Southwick’s Zoo passes for summer readers
Southwick Zoo’s has graciously donated 450 passes each of which will admit one child between the ages of 3 and 12 for free with a paying adult. The child must be registered in the Milford Library’s Summer Reading Program to be eligible.
Southwick’s Zoo is a favorite spot for summer day trips. Children will be thrilled to be able to visit the zoo and see more than 100 different kinds of animals. Parents can be happy knowing they have saved a few dollars. We thank Southwick’s Zoo for its generosity.
Registered summer readers may pick up free passes at the Children’s Information Desk in the Children’s Room of the Milford Town Library.
Thursday Nights at the Movies
What could be better than a free movie with friends in a deliciously cool space? Every Thursday evening is movie night in the young adult section. Movies start at 6:30 p.m. Bring your own refreshments.

On Thursday, July 22, the movie will be “Percy Jackson and the Olympians: The Lightning Thief.” For information, call young adult librarian Jacque Gorman at 508-473-2145, ext 223.
Summer Reading Senior Book Group style
Each summer, the Senior Book Group continues to meet for its informal, but informative discussions on excellent books.
“The House at Riverton” will be discussed today at 10 a.m., at the Milford Senior Center, 60 North Bow St. This riveting novel was first published in Australia, then the United Kingdom, and is now drawing admiring readers in the United States.
“The House at Riverton” is the story of a young domestic, Grace Bradley who at the age of 14, goes to work at Riverton, the stately home of the aristocratic Hartford family. The action begins just before the World War I and continues to Grace’s 98th birthday, when finally, so many secrets are revealed about the Hartford sisters, Hannah and Emmeline, and also Grace, who carried the weight of them for decades.
In August, the group turns its attention to non-fiction with “Last Call: The Rise and Fall of Prohibition 1920-1933” by Daniel Okrent. This scholarly though entertaining history forms the basis for an upcoming Ken Burns documentary for PBS. Okrent, a former editor for Life magazine and the New York Times is the author of “Great Fortune: The Epic of Rockerfeller Center,” “Nine Innings: The Anatomy of Baseball as Seen Through the Playing of a Single Game” and “Public Editor #1,” which is about his time as ombudsman for the New York Times.
For more information about the book group or to reserve copies of “The House at Riverton,” or “Last Call: The Rise and Fall of Prohibition 1920-1933,” call the library’s information desk at 508-473-2145, ext. 219. Newcomers are always welcome to the discussions and may participate on a regular or book-by-book basis.
Contemporary Book Group
The library welcomes new and returning participants to the Wednesday, July 21, Contemporary Book Group discussion of the sweeping, startling, tour-de-force novel “The Book of Night Women” by Marlon James.
James tells the story of Lilith, a slave on a Jamaican sugar plantation at the end of the 18th century. Feared from birth because of her green eyes, which other slaves believe are a sign of dark power, Lilith becomes key to the success or failure of a planned slave revolt.
The group will meet at 7 p.m. in the Children’s Program Room.
To reserve a copy of “The Book of Night Women” or for more information, call discussion facilitator Shelley Sgammato at 508-473-2145, ext. 216.
Take a walking tour of Milford
Now that the weather has warmed up a bit, what about taking a walking tour of Milford and learning about some of our town’s architectural landmarks?
The Greater Milford Area Health Resource Center at the library has again made available a flier for a 1.5 mile walk to help familiarize patrons with downtown landmarks.

Brochures with map and pictures of architectural sites are available at the information and circulation desks of the library. The pictures have short descriptions of each landmark with dates when buildings were erected.
The walking tour provides fitness for the body as well as the mind. Ten thousand steps a day is supposed to keep you healthy. Take the walking tour and get started on your goal of 10,000 steps while learning more about the Town of Milford.
Survival English special summer session
Survival English for Spanish Speakers with little-to-no English will be offered on Tuesdays and Thursdays from 2 to 4 p.m. in the tutoring room. No childcare is provided.
For more information, call ESL coordinator Anne Berard at 508-473-2145, ext. 219.
Drop-in ESL classes on summer hiatus
During July and August, the regular Monday, Tuesday, Wednesday drop-in English classes are not offered. The schedule resumes just after Labor Day with the first day of the new semester being Tuesday, Sept. 7.
One-on-one tutors and students continue to meet at their regularly scheduled times and a conversation group has started on Wednesday evenings at 6 p.m.
Participation in the conversation group must be granted by the ESL coordinator.
Watch fobs on display
This month’s adult display case features a very special collection never before publicly displayed. The unique collection was amassed by John Barrows in 1957 when he was just 10 years old.
The enterprising young boy, like many children of the 1950s, began a collection by writing 3-cent postcards to manufacturers of heavy equipment asking for complimentary watch fobs.
As the watch fobs were a common advertising item for these companies, they were happy to oblige. The fob provided a protective flap over the face and crystal of a pocket watch and the short strap was less likely to catch on things than the long chain usually associated with pocket watches.
The exhibit features more than 90 fobs. Among the companies advertised are John Deere tractors, General Motors, Ingersoll Rand, Oshkosh, and Tractomotive. Gardner-Denver’s fob is shaped like the company’s product: a jackhammer. Commemorative fobs include those for Medway’s bicentennial in 1913, Londonderry, N.H., bicentennial in 1919 and the Carlton Bridge (Maine) Dedication in 1928.
Barrow’s personal favorite is a Milford High School watch fob. These were given out in the days before class rings to male graduates.
This exhibit lasts through the end of July.

Go Green at Your Library this summer!
The theme of this year’s Summer Reading Program is Going Green at Your Library. Sign-up continues through the first week in August. Registration is held in the Children’s or Young Adult Rooms and can also be done online at www.readsinma.org/milfordtown.
Join the Summer Reading Program and choose a selection of books that interest you, keep track of what you read online or on a log sheet, and earn a certificate of completion when you are done.
Students in pre-kindergarten through high school have summer reading requirements and assignments. The information desks at the library have sets of all documents for you to copy.
TD Bank Summer Reading incentive program
TD Bank is offering a special incentive program for summer readers. For students who read 10 books this summer, TD Bank will deposit $10 into a new or existing Young Saver Account. Please note that there is a limit of $10 per reader.
TD Bank views this program as having a two-pronged educational benefit by encouraging young people to read and by teaching them the importance of saving. For more details, go to www.tdbank.com/summereading.
Summer fun for younger kids and families
Several free events for children and families are planned for the rest of the month:
Drop-in Story and Craft sessions will be offered on Wednesday, July 21, at 1 p.m., for ages 3-6 and on Thursday, July 29, at 10 a.m., for ages 3-6.
Drop-in Mother Goose on the Loose sessions will be offered Friday, July 23, at 10 a.m., for ages 0-2 with adult.
Enchanted Forest Puppet Show Monday, July 26, at 2 p.m., for all ages. Registration required.
Young Adult teen and tween events
The Youth Services Department has many “Going Green” programs and activities planned for kids and teens this summer.
Be sure to check the events link on the library Web page or the calendar at the library for details and join us for lots of summer fun. Please note that some programs require registration. For more information, call the young adult desk at 508-473-2145, ext. 223.
Program highlights for July include: Tuesday, July 27, 7 to 8:30 p.m.: Newsletter Writing Club; Wednesdays, July 21 and 28, 2 to 3:30 p.m.: Bring your own Legos, ages 8 and up; Thursday, July 29, 2 to 3:30 p.m.: Chess Club, ages 8 and up; Thursdays, July and August, 6:30 p.m.: Movie night, bring your own snacks; Tuesday, July 20, 2 to 3:30 p.m.: Make an egg cup insect, ages 8 and up, registration required; Tuesday, July 20, 7 to 8:30 p.m.: Teen/Tween Advisory Board, new members welcome; Thursday, July 22, 2 to 3:30 p.m.: Gaming/Board Games, ages 8 and up; Monday, July 26, 2 to 3:30 p.m.: Book Group with

Jacque — “13 Reasons Why” by Jay Asher, ages 12 to 18; Tuesday, July 27, 2 to 3:30 p.m.: Make a “Duct Tape” Craft. Ages 8 and up.
Ongoing Programs
•	Recycle your used printer cartridges and help the Friends of the Library earn funds. Cartridges may be dropped off in the blue and yellow box next to the print station in the center of the library.

•	Food Pantry donations tend to slow down during the summer, but the need is still great. Donations may be brought to the library and left in the blue bin under the Friends Book Sale table. Soups, tuna, cereal, toilet paper and personal care items are especially needed.

•	Street signs — The Friends of the Milford Town Library are selling street signs for $25 each. (Members discount price $15 per sign). To see a complete list, either stop by the information desk or call 508-473-2145, ext. 219.
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6.	Camp Fosters Entrepreneurs By Kathleen E. Carey July 18, 2010 — Delaware County Daily Times (PA)
CHESTER — Widener University accounting and economics major Tom Hunter walked up to the group of high school students at University Center last week and made them work for their sale.
“OK guys, talk to me,” the Garnet Valley High School graduate said in front of a table filled with $5 and $8 baskets of candy and hair items. “What do you get?”
The exercise for the 20 high school students was part of the Widener School of Business Administration’s four-day summer camp, which teaches young entrepreneurs the basics of developing a product and a sales strategy.
The camp was a joint venture between the university and the TD Charitable Foundation.
“We try to give them the basics of business — accounting, marketing, corporations, just the basics of everything,” said Widener taxation graduate student Rob Hayelin.
Hayelin, who is studying taxation at Widener, assisted in some of the week’s programs and said each of the three students were sent to local Dollar Trees armed with $50 each to cull together items to make a product.
“Some of them look nice,” Hayelin said. “You would never guess where they’re from.”
Hunter was a little tougher on the students, having shared that side of the table previously in former Future Business Leaders of America ventures.
“What did you do — get this from the dollar store?” he said. “Did you guys steal the fruit from the cafeteria?”

Part of the ribbing stemmed from their persistent calls as he walked the gauntlet earlier eating an ice cream cone. Hunter said they taunted him, saying he should buy the candy because he obviously liked sweets.
“They were really aggressive about it,” he said.
Part of that may be from what they learned.
Dymond Scott, who’ll be entering 10th grade at Academy Park High School, said she wants to own her own child-care business.
From Widener’s camp, she learned “that it’s a lot of work. It’s all about marketing.”
She was a part of the group, “No Monkey Business @ the 1 Stop Shop,” as was Sara Nance, who’ll be a senior at Archbishop Prendergast High School in the fall.
“I’m liking that I get to make my own business and make my own profit and work with my own team,” Nance said as she hawked $5 baskets stuffed with mini-planners, candy and cuddly toys, $1 water bottles and $3 trash cans. “It’s really fun. I got to meet new people.”
Two tables away, Jordan Ballew of Penncrest High School was busy selling the beauty and candy baskets.
“We didn’t want to make it too gender specific,” she said, pointing out the two available varieties.
The rising senior said her group bought cellophane to wrap the baskets and used the material around the tissue paper to create accent bows.
“We thought it would be appealing to the customer to see things in the basket,” she said.
Near the end of the two-hour event, she said it was worthwhile.
“I wanted to get a better idea of what a business would be like,” she said. “I’m surprised at how logical it is.”
The students also got to meet Jesse Wyatt of Prospect Park’s Synergy.
The 33-year-old began the business as a promotional item manufacturer and while it retains that base, he expanded into selling BMX bicycles and skateboards after neighborhood kids kept asking him about the skateboard in the window.
He told them about the risk it takes, having opened the store just as his second child was born and he was about to get married with a mortgage to pay.
“It was sink or swim,” he said, adding that the odds more than likely made him work harder under the pressure.
Accounting professor Joseph M. Hargadon said exposure to real-life business applications and to the collegiate campus was the purpose of the experience.
That’s why they were given a limited budget and told to work together to produce something.

“If they’re interested in business, they have to understand it’s a team concept,” he said, adding that the groups all developed a rapport by completion. “I’m very, very impressed with the enthusiasm and cooperation.”
Hargadon said the camp was also meant to guide the students toward business and entrepreneurial careers.
“It’s hard for them to know what they want to do with their life,” he said of the high school students. “This will open their eyes to the sacrifices they have to make. They also see the passion these people have.”
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7.	S.C. Banks Tempt Buyers Bargains popping up after tough year By Andrew Shain July 20, 2010 — Sun News (SC)
There just might be more than a few South Carolina banks that are bargains right now.
Half of the banks based in the state lost money last year, dropping more than $1 billion, according to data from BauerFinancial, a research firm that rates the health of banks.
And 14 South Carolina banks — about 15 percent of all the state’s institutions — have received enforcement actions from federal regulators since the recession started, according to records. Three of those have failed, including two on Friday.
“South Carolina has been under the radar for troubled banks,” said Joseph Fenech, bank stock analyst for Sandler O’Neill & Partners. “Florida and Georgia get all the attention. But South Carolina is right up there. It’s the coastal market, and the high unemployment in the inland markets.”
Tony Plath, a banking professor in Charlotte, N.C., estimated there are more than a dozen new and established banks from North Carolina to Florida that have built war chests to acquire banks in the Palmetto State.
“South Carolina is part of the sweet spot of the South,” he said.
Some buyers could be homegrown.
Former NBSC boss Fred Green said last week that he wants to acquire competitors to help turn the small North Myrtle Beach bank that he just started running, Sandhills, into a $5 billion regional force within five years.
And analysts said don’t rule out the two biggest banks based in South Carolina — SCBT and First Citizens — which have weathered the recession well. Those banks posted a combined income of $125 million in 2009, according to BauerFinancial data.

SCBT was among the first in the nation to pay back itsgovernment bailout loan. First Citizens said it declined to take one. And both Columbia banks have won bids from federal regulators to take over failed Georgia institutions.
Their leaders indicated they are eager for more.
SCBT chief executive Robert Hill said he wants to double the size of his $3.7 billion bank within the next five years.
The bank’s total assets grew by $2.4 billion during the previous five years, according to federal data.
Last month, SCBT added Burney Warren — former head of mergers and acquisitions for BB&T — to guide growth strategies.
“We have a number of targets identified,” Hill said.
Jim Apple, chief executive of First Citizens, noted the values of some S.C. banks have fallen, especially with the real estate struggles along the coast.
Two of the three S.C. banks that failed this year were based on the coast — Beach First of Myrtle Beach and Woodlands Bank of Bluffton. Spartanburg’s First National Bank of the South also was shut down by regulators. Bank of North Carolina bought Beach First in April when the bank failed.
Apple would not set a target for asset growth, though his bank added $3.9 billion in total assets in the past five years to reach $8.9 billion, according to federal data.
“We will do the acquisitions that make sense for us ... and where the numbers take care of themselves,” Apple said.
But banking regulators are expected to find new owners for struggling banks before they go under to recover more money for taxpayers, Fenech said. The parent of what has been the largest bank based in the state, Carolina First, reached an agreement with TD Bank in May in exchange for, among other things, forgiving most of a $347 million federal bailout loan.
“The deals will be less attractive deals,” Fenech said. “There are so many bidders now.”
But that shouldn’t scare away banks with cash and strong bottom lines, USC banking professor Allen Berger said.
“This is a time of opportunity when others are being shy ... and the recovery is about to get going,” he said. “It’s a good time to steal some customers.”
There are 14 S.C. banks that have received orders from regulators to improve their balance sheets since 2008:
Bank of Anderson, based in Anderson
Bank of Westminster, Westminster
BankMeridian, Columbia
Beach First, Myrtle Beach*

Carolina First, Greenville
CommunitySouth Bank and Trust, Easley
Congaree State Bank, West Columbia
First Federal of South Carolina, Walterboro
First National Bank of the South, Spartanburg*
Independence National Bank, Greenville
Plantation Federal Bank, Pawleys Island
South Carolina Community Bank, Columbia
Williamsburg First National Bank, Kingstree
Woodlands Bank, Bluffton*

*	Closed by regulators.
Sources: Federal Deposit Insurance Corp., Office of the Comptroller of the Currency and Office of Thrift Supervision
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8.	CB Richard Ellis Expects Upstate Office Market To Soften July 19, 2010 — GSA Business (SC)
The Greenville-Spartanburg market for office real estate is expected to continue to soften, with rising vacancy rates and further downward pressure on asking rates, according to the latest market report compiled by CB Richard Ellis | The Furman Co.
The third-quarter outlook report also notes that with the completion of Main@Broad, Windsor/Aughtry Co.’s Main Street hotel and office complex, there are now no new projects under construction in the Greenville Spartanburg market.
Uncertainties in Greenville office occupancy and rates include the potential impact of the acquisitions of The South Financial Group by Toronto-based TD Bank and Nuvox by Arkansas-based Windstream, says the report, which is scheduled for release on Tuesday.
“Combined, the two companies occupy over 325,000 square feet of office space in the market, over 80% of which is in the Greenville central business district,” the report states. “In addition, The South Financial Group owns a largely vacant 250,000 square-foot campus that is available for sale or lease in the Greenville suburban market.”
The CB Richard Ellis forecast states that a growing number of tenants are expected to reduce their footprints in the market. And the growing amount of “shadow space,” or office space that is available for sublease, but not formally listed, also weighs on the market.

The report notes that in the past three quarters, three major transactions involved this so-called shadow space: Greenville Hospital System, AbitibiBowater and Erwin-Penland took 78,000 square feet of space in such sublease transactions.
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9.	Scherer: New Rothstein Victims Coming In Amended Complaint By Michael Mayo July 19, 2010 — Sun Sentinel (FL)
Attorney Bill Scherer said new Scott Rothstein Ponzi scheme victims and an additional $45 million in claims will be added tomorrow (Tuesday) when he files an amended civil suit complaint in Broward Circuit Court.
Scherer has been representing a group of defrauded victims trying to recover money, and he’s been getting assistance from Rothstein, who was sentenced last month to 50 years for his crimes.
“There’ll also be new allegations regarding the actions of the defendants,” Scherer said Monday morning, declining to get into specifics.
In his attempt to recoup losses, Scherer has been targeting the banks that handled Rothstein money, including TD Bank, claiming that they bear responsibility because they failed to have adequate oversight of accounts and employees.
Rothstein has been providing information to Scherer and other investigators, part of his efforts to get his sentenced reduced.
Federal prosecutors labeled it a $1.4 billion Ponzi scheme, but that figure is inflated by the amount that came in and was paid out.
The actual amount of investor and law firm trust account losses is still unknown. Scherer estimates that legitimate investors who didn’t know of the scheme were defrauded of $350 million-$500 million, with Rothstein personally siphoning off $168 million.
Scherer’s civil suit is strictly about recovering money, and is separate from ongoing federal criminal investigations.
More arrests and charges of Rothstein’s former law firm and business associates are expected later in the summer
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10.	TD Bank Doubles Points on Easy Rewards Visa July 19th, 2010 — MyBankTracker.com
TD Bank is offering credit card customers a way to earn double rewards points and a low introductory APR.

The new deal from TD is affiliated with the TD Easy Rewards Visa credit card, which comes with perks for travel purchases.
Details on The Deal
The main component of the deal is the fact you earn double points on everyday purchases for the first six months of your contract. After that introductory period, you earn a point for every $1 of qualifying purchases made on the card. The points earned with the TD Easy Rewards card never expire and there is no limit to the amount of points you can earn.
To go along with the double points, the card’s APR on balance transfers stays at 0% for the first six months. After that, your APR will jump to somewhere 11.24% and 21.24% depending on your creditworthiness. The card does not come with an annual fee on top of the APR.
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INDUSTRY NEWS
1.	Distrust of Banking System Sows Return of Homegrown Currencies By Sara Lepro July 20, 2010 — American Banker
One gloomy day in May, outside a storefront in Ardmore, Pa., people lined up around the block — some had come from as far as 20 miles away — to buy what, at a glance, looked like Monopoly money.
But play money this was not. Holders of so-called “Downtown Dollars” would receive a 50% discount on purchases at participating merchants in Ardmore, near Philadelphia. The dollars were gone “almost instantly,” said Jil Rappaport, project manager at the Ardmore Initiative, the nonprofit group that created the currency.
Ardmore is one of several communities across the country experimenting with the concept of a local currency. The currencies are perfectly legal and have gone in and out of vogue for decades. They became extremely popular during the Great Depression, when distrust of mainstream financial institutions reached a fever pitch.
Similar dynamics are at work today.
“I think the obvious problems with the global financial system ha[ve] shaken people’s confidence,” said Susan Witt, a co-founder of a local currency program in the Berkshires region in Massachusetts and executive director of the New Economics Institute, a think tank in Great Barrington. “And so they’re asking more questions about how is money issued, for what purposes, what keeps it sound. And that has brought up questions about the value of more regionally based currencies.”
Each local currency program is set up in its own way. Some use community banks as conduits to exchange dollars for the local currencies and the reverse; in other programs, banks and credit unions let customers pay a portion of loans and fees with the local money. Still others don’t involve banks at all.

The banks that are active participants say it is a good marketing tool — something they can offer that the megabanks cannot because it would be too complicated and not worth the effort.
The premise is to create a paper currency (which, by law, must not resemble federal greenbacks) that can be used at participating merchants to stimulate the local economy.
Research suggests that these programs flare up in times of financial distress but quickly fade once the economy improves. However, some experts believe the growing “localism” movement could fuel a more lasting commitment to the concept.
“There is a lot of concern about the lack of community in this country,” said Ed Collom, a University of Southern Maine sociologist who has studied local currencies. “ ‘Local’ is a hot topic, and that’s why local currencies will continue to grow.”
Collom estimates that more than 200 currency systems are operated in the U.S.
Some say the fate of local currencies lies in the hands of the banks themselves and depends on how quickly they can reestablish consumer trust.
“Complementary currencies are sort of a stopgap,” said Hazel Henderson, president of Ethical Markets Media LLC, a research organization in St. Augustine, Fla. “To the extent that banking goes back to its roots and serves the local economy, there may not be the need for local currencies. And [if] the process of credit allocation and money creation is more democratic and just than it is right now, people won’t need to work that hard for alternatives. They’ll go back to trusting their local banker. But right now, the trust is gone.”
Places like Ithaca, N.Y., and the Berkshires have had successful currency programs for some time. Now Ardmore, Detroit and Brooklyn, N.Y., also are getting in on the idea.
Higher-than-expected demand for the first $10,000 of Downtown Dollars prompted the Ardmore Initiative to release another $5,000 worth, and still people were left out, Rappaport said.
Part of the impetus for Ardmore’s program was frustration with the lack of federal stimulus efforts in the community, said John A. Durso Jr., the chairman of the Ardmore Initiative and a vice president at the $311.9 million-asset St. Edmond’s Federal Savings Bank, the flagship unit of SE Financial Corp. in Philadelphia.
“We looked at all the stimulus money that was trickling down, and we felt that the small businesses weren’t getting anything, and we said, ‘You know what? We’re going to make our own stimulus program,’ ” he said.
The currency is offered at a two-to-one exchange rate with the dollar, giving consumers a deep discount at local stores and restaurants. Consumers cannot receive cash back on purchases and the currency expires after several months. Participating merchants get the full value of the purchase when they exchange the Downtown Dollars for U.S. dollars.
At first, the banks in town were not interested in participating, Durso said. However, after the initial allotment of Downtown Dollars sold out so quickly, “the banks’ ears perked up,” he said.

Four locally based community banks — St. Edmond’s, Beneficial Bank, part of Beneficial Mutual Bancorp Inc., Bryn Mawr Bank Corp.’s Bryn Mawr Trust Co., and Firstrust Bank — put up $2,500 apiece to fund a second round of Downtown Dollars, worth $20,000. (The Ardmore Initiative subsidized the first $15,000; the next batch is to be issued in November by a lottery system; people will be able to enter at various sites around town or online for a chance to buy up to $100 of the currency.)
Local branches of big institutions like Bank of America Corp., Wells Fargo & Co., Citigroup Inc., the Citizens Bank unit of Royal Bank of Scotland Group PLC and Sovereign Bancorp, a subsidiary of Spain’s Banco Santander, all declined to participate, Durso said.
He has high hopes for the program and sees a growing role for the local banks. “We might come to a point where you can walk into a bank with dollars and walk out with Downtown Dollars,” he said. “This is a way that these four banks directly benefit the business community that bank with them.”
Robert Juliano, a community development officer at Beneficial Bank, agreed, saying his $4.7 billion-asset parent company is “reinvesting back into the community ... to keep it stable.”
Proponents of local currencies contend they are not meant to replace the current monetary system but to complement it.
Mary Jeys, founder of the Brooklyn Torch Project, which is trying to bring a local currency to three neighborhoods in Brooklyn, the most populous of New York’s five boroughs, said the group is “not interested in replacing the dollar” despite some people’s impression “that we’re anti-capitalist or anti-federal government.”
Once people learn more about the project, “they are disappointed that our mission is not anti-establishment or angry,” she said.
The idea to create a local currency came to Jeys nearly two years ago when she was unemployed. As an artist, she was particularly interested in the concept as a way of giving other local artists and merchants a tool to promote their businesses and foster social interaction.
The 31-year-old Jeys has recruited a small group of like-minded artists and young professionals to help roll out the Brooklyn Torch, as the denomination will be called.
The plan is to launch a currency with a one-to-one exchange value with the dollar and to begin with denominations of one Brooklyn Torch. The currency is to be exclusive to individuals and businesses in the Greenpoint, Williamsburg and Bushwick neighborhoods.
The idea is still very much in the gestation stage. How the currency will be distributed and whether any bank will play a role remains uncertain.
Right now, the focus is on coming up with a design for the bill and finding a printer. After delaying the roll-out a few times, Jeys said she is confident that bills will have been printed by yearend.
In trying to establish a local currency, Jeys looked to a system known as BerkShares established in 2006 in western Massachusetts. The BerkShares program works directly with five local banks to distribute and exchange the currency, which is offered at a 5% discount to federal dollars. (So $95 in official currency buys $100 of BerkShares.)

Witt, the program’s executive director, says it certainly makes more work for banks but that it has been a worthwhile commitment for them.
“They have to train tellers how to use [the BerkShares]. They have to keep them in a safe spot. But they’ve judged that that extra time is worth it because it’s helping their customers,” she said. “And as a result, they see more foot traffic in the banks. Because it is cash, people must come into the bank to exchange federal dollars to BerkShares, and once they are in the bank it is an opportunity to establish a banking relationship with them.”
That’s the benefit, in theory, at least.
Jeanne Oliver-Larkin, the vice president of community banking at Lee Bank, a $280 million-asset savings bank in Lee, Mass., said she has noticed no increased business attributable to participating in the BerkShares system. Community interest seems to have fallen off recently, she said.
“It’s a wonderful program, and I think it really stimulates the local economy, but to be honest with you, we just haven’t seen a local result with it lately, in terms of people wanting to come in and buy them and then spend them at local businesses,” she said. “I don’t know if it’s just the economy in general. ... I’m kind of disappointed that we aren’t seeing more activity.” Granted, she said, the bank does not actively promote the program.
Louann Harvey, an assistant vice president at the $2.7 billion-asset Berkshire Bank, the flagship subsidiary of Berkshire Hills Bancorp Inc. in Pittsfield, Mass., said marketing the currency and educating consumers on its benefits are half the job.
She acknowledged that use of BerkShares declined in the last year, once the discount was reduced to 5% from 10%. But she said she is not worried about the system’s sustainability. “With all of our marketing efforts and efforts in our education, I think it will survive,” she said. “With everything that’s happening, people are all about supporting their local businesses. ... This is the perfect time for this.”
Steven Kyle, a professor of applied economics at Cornell University in Ithaca, N.Y., home to the longest-running local currency system in the country, the Ithaca Hours, said such programs can grow only so much.
“Nobody only uses Ithaca Hours,” he said. “To the extent that you do, you are basically limiting your options to spend that money that you have. It is, to some extent, a disincentive.”
Kyle said he has never actually seen an Ithaca Hour being used, despite living in the area for 25 years.
“I know Ithaca Hours exist, but I wouldn’t say they are widely used,” he said. “You have to have people that are dedicated to doing it. It is rather inconvenient.”
Stephen Burke, who heads the program, which was started in 1991, acknowledged that local currencies take hard work to keep going. “It is harder than pulling out a credit card or using cash,” he said. “But people want to save [money]. ... To the extent that they are spending local money, they can save dollars and can use those dollars to do things like pay taxes or make major purchases.”

One Ithaca Hour is worth $10 of federal money. To become a member, an individual gives $10 and gets $20 worth of Ithaca Hours in return (or two Hours). Ithaca Hours Inc., the nonprofit group that manages the system, does not exchange Hours for U.S. currency, and it does not sell additional Hours, either. The idea is to keep the money circulating among individuals and businesses.
A few financial companies are among the 400 member organizations that accept the currency. At Alternatives Federal Credit Union in Ithaca, for example, members cannot deposit Ithaca Hours in its vault but can pay fees and portions of loan installments with them.
The $65.2 million-asset credit union also encourages use of the local currency by paying a portion of its employee bonuses in Hours.
Carol Chernikoff, the chief lending officer at Alternatives Federal, said participating in the Hours program dovetails with the credit union’s nonprofit mission. But when asked whether she believes its acceptance of Ithaca Hours has stimulated its business, Chernikoff was not so sure.
“Nobody’s going to come bank here because we accept Ithaca Hours, I don’t think,” she said. “We’re not making money by taking Ithaca Hours. We’re supporting our mission, we’re supporting our community.”
Burke said he has recently seen renewed interest in the program, after a few years of declining membership that he attributed to greater use of credit cards. But the local currency system has subsisted.
“We just kind of held tight because we felt, it’s a bubble ... and it can’t last forever,” he said. “We’re not like a major bank with a whole lot of money to lend or circulate, but again, people are coming back to us because it’s some kind of help.”
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2.	Goldman Employee Denies S.E.C. Fraud Accusations By Louise Story July 20, 2010 — New York Times
Days after Goldman Sachs agreed to pay $550 million to settle securities fraud claims, a midlevel employee of the bank filed a 13-page reply denying the charges and sought dismissal of the case.
The employee, Fabrice Tourre, was not included in Goldman’s settlement with the Securities and Exchange Commission and was the only person named in the case. He has been on paid leave from the bank since the case was filed in mid-April.
The lawsuit accuses him of making misleading statements to investors about a complex mortgage security that he designed and sold. The commission is seeking a penalty from him as well as an injunction, which almost always leads to a bar from further work in the financial industry.

The outcome of the case against Mr. Tourre could cast the Goldman settlement in a different light. If he pays a big fine in a settlement or loses the case, it could be viewed as confirmation that there was wrongdoing. If he wins in court, some Goldman shareholders may wonder why the bank paid a big fine in the case. Either way, a drawn out trial would keep the company’s actions in the spotlight.
In his reply on Monday, Mr. Tourre, who is a vice president at Goldman, said the S.E.C. had failed to show a material omission of information in the marketing materials. He also said the commission had used pieces of evidence that were ''improperly vague, ambiguous and confusing, and omit critical facts.’’
The filing also said Mr. Tourre and Goldman Sachs did not have a duty to notify investors of details that the S.E.C. said they should have disclosed: that a hedge fund manager who was betting against the housing market was helping to design the mortgage security in question. Mr. Tourre also said the S.E.C. did not show that he acted with the intention of defrauding investors.
Mr. Tourre’s lawyer, Pamela Chepiga of Allen & Overy, did not return calls seeking comment. Goldman Sachs is paying his legal fees.
The legal filing is not the first public response from Mr. Tourre. In April, 11 days after the S.E.C. brought its case, Mr. Tourre and several other Goldman employees testified before a Senate subcommittee.
There, he and others defended their actions. But Mr. Tourre did acknowledge that he should have disclosed more information about the design of the mortgage security, called Abacus 2007-AC1.
Last week, Goldman also acknowledged as much in its settlement with the S.E.C. The bank said its marketing for the Abacus deal contained ''incomplete information’’ and that Goldman had made ''a mistake’’ in not informing investors that a prominent hedge fund manager helped design the deal. That hedge fund manager, John Paulson, had a negative view of the mortgage market; therefore investors with a positive view of the market may have wanted to know about his role. The Goldman settlement must still be approved by a judge.
Mr. Tourre is now left alone to defend himself. A native of France, Mr. Tourre has worked at Goldman Sachs since 2001, when he joined after completing his master’s degree in operations at Stanford University.
He hit success at Goldman quickly, in part because he landed on the mortgage trading desk and became involved with a series of deals called Abacus. The deals helped Goldman and some hedge fund managers bet that the mortgage market would hit trouble and then profit when it did.
The S.E.C.’s settlement with Goldman included only one Abacus deal, though Goldman said in a statement that it understood that the commission had reviewed several others and did not plan to file cases.
The S.E.C. said last week that it continued to investigate any wrongdoing in old mortgage security deals issued by Goldman and other banks.

On Monday, spokesmen for the S.E.C. and Goldman declined to comment on Mr. Tourre’s filing.Though Mr. Tourre was only one of seven Goldman traders and executives to testify before the Senate in April, he was clearly the subject of the most interest. When a lawmaker asked Mr. Tourre if he regretted his actions with Abacus and other deals, he said he was “sad and humbled about what happened in the market.’’
Beyond the S.E.C. complaint, Goldman helped fan the interest in Mr. Tourre by releasing a batch of old e-mail messages that Mr. Tourre sent to friends as he marketed Abacus deals to investors three years ago. Mr. Tourre referred to himself as ''the fabulous Fab’’ and asserted at one point on a trip to Belgium that he had “managed to sell a few Abacus bonds to widows and orphans that I ran into at the airport.’’
The messages also showed that Mr. Tourre was aware that the mortgage market was troubled, even as he marketed the mortgage securities. He compared a security to Frankenstein in one e-mail message because it was turning bad so fast.
“I’m trading a product which a month ago was worth $100 and which today is only worth $93 and which on average is losing 25 cents a day,” he wrote. “That doesn’t seem like a lot but when you take into account that we buy and sell these things that have nominal amounts that are worth billions, well it adds up to a lot of money.’’
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3.	A City Feels the Squeeze In the Age of Mega-Banks By Dan Fitzpatrick and Robin Sidel July 20, 2010 — Wall Street Journal
At the end of May, Florida Business Bank shut down the loan office it opened here just a year ago. It wasn’t doomed by the economy. It was surrounded by giant banks that keep getting bigger and bigger.
Bank of America Corp., J.P. Morgan Chase & Co. and Wells Fargo & Co., which hold about $3.50 of every $10 in local deposits, are “squeezing” and “hoarding” customers “any way they can,” says Jeff Wagner, chief financial officer at Florida Business Bank. Corporate customers are being told by the biggest lenders not to move their deposits to other banks or else they might not get a new loan, he says.
The financial-overhaul bill that will be signed into law by President Barack Obama on Wednesday won’t address one of the most far-reaching consequences of the recent crisis: Market power is concentrating in the hands of the nation’s largest banks.
Fortified by infusions of taxpayer capital and takeovers of other large institutions killed or wounded in the crisis, a handful of hulking banks is emerging from the mess to dominate everything from mortgages to checking accounts to small-business loans. The financial-regulation law will bring new shackles and oversight, likely to cost the big banks billions in revenue. But their growing supremacy will help them absorb the blow.
Bank of America, J.P. Morgan and Wells Fargo now have 33% of all U.S. deposits, up from 21% in mid-2007 — the fastest shift of such a large chunk of deposits in U.S. history. Much of the gain came from their acquisitions of Countrywide Financial Corp., Washington Mutual Inc. and Wachovia Corp., respectively.

The three huge banks made 57% of all home mortgages in the first quarter, up from 28% in 2008, according to Inside Mortgage Finance, an industry newsletter. In 2008 and 2009, they got $95 billion in capital from the U.S. government, all of which they have repaid.
Measured in loans and other assets, Citigroup Inc. and the three other giants had $7.7 trillion as of March 31, up 56% since the end of 2007. Their combined assets are nearly twice as big as the assets of the next 46 biggest banks, according to SNL Financial, a research firm in Charlottesville, Va.
By providing more branches, ATMs and features like free online bill payment, the newly consolidated banks have made many basic services more convenient and cheaper for customers. The banking giants often offer lower mortgage rates and other types of loans than smaller players.
“At the end of the day, consumers and small businesses will benefit” from consolidation, says Bank of America executive Mark Hogan, who runs retail branches on the East Coast.
To keep their costs down, however, the big banks generally pay lower rates on certificates of deposit and other types of savings products than the small players, meaning less interest income for millions of depositors.
The mega-banks are preserving capital as they brace for lost revenue from parts of the financial-services overhaul that don’t impact smaller banks, such as new restrictions on proprietary trading and derivatives. As a result, they have cut their lending more than small banks, leading to a smaller supply of loans.
“Concentration on the national level is something that ought to be of concern to policy makers” because it means “fewer choices and less-competitive pricing” for small businesses and consumers, says William Isaac, the chairman of the Federal Deposit Insurance Corp. from 1981 to 1985.
Possibly even worse, the consolidation puts more risk “in fewer and fewer hands, so when mistakes are made, they are doozies.”
Bank consolidation has become an issue outside the U.S. as well. In Britain, the six largest banks increased their share of the mortgage market to 78% in 2008 from 66% in 2007, according to the National Audit Office. Lawmakers there recently asked for an inquiry into the power of the banking industry.
U.S. banks that hold 10% of all U.S. deposits already are banned from buying rivals in many circumstances. The financial-regulation bill toughens that threshold to prohibit banks from making acquisitions that would put them over 10% of all liabilities — not just deposits — in the banking system. The curbs will hardly make a difference. The bulk added during the crisis already is pressuring small banks.
Bank of America, J.P. Morgan and Wells Fargo “can make money beyond belief” because of their low costs and volumes of scale, and “there is no chance of anyone challenging them,” says Arnold Danielson, a bank analyst in Bethesda, Md.
J.P. Morgan’s takeover of Washington Mutual’s failed banking operations in September 2008 increased the asset size of the New York company by more than $300 billion, or 20%. Bank of America bought Merrill Lynch & Co. and Countrywide as those two companies, with nearly

$1 trillion in combined assets, were sinking. Wells Fargo acquired Wachovia, the biggest bank on the East Coast, when Wachovia was on the verge of collapse in late 2008. The three bulked-up giants now hold more than a third of all deposits in 25 metropolitan areas that are home to 70 million people, or nearly one-fourth of the U.S. population, according to consulting firm Oliver Wyman.
In Madera, Calif., Bank of America, J.P. Morgan and Wells Fargo have a combined market share of about 60%. “Between their pricing and their number of locations, they are a very strong competitor for the consumer,” says Daniel Doyle, chief executive of Central Valley Community Bancorp, in Fresno, Calif. Central Valley has one of its 16 branches in Madera. Rather than fight the giants head-on where they are strongest, it focuses on business customers.
In Orlando, the landscape’s tilt toward the big is obvious on Orange Avenue, a 17-mile thoroughfare that runs through much of this city of 267,000 residents. Built as a one-lane dirt road in the late 1800s to carry oranges by horse-drawn cart, Orange Avenue now carries a stream of cars past office buildings, hospitals, trailer parks, churches and auto-repair shops.
Orange Avenue also has been Orlando’s banking hub for decades. Since the start of 2008, though, about a quarter of the branches on the street have changed hands. Other buyers of shaky or failed banks include regional banks BB&T Corp. and Centennial Bank.
Bank of America, J.P. Morgan and Wells Fargo are making life harder for local bankers. Right after J.P. Morgan barreled into town, the bank hired a top commercial banker from SunTrust Banks Inc., a regional bank based in Atlanta, to woo corporate customers.
Billboards, print and television ads and junk mail have surged. SunTrust, the biggest bank in town, responded with more than 20 of its own “SunTrust is still SunTrust” billboards. It also hired away two top Wells Fargo executives shortly after the Wachovia acquisition, according to Tom Kuntz, who runs SunTrust’s Florida operations.
“You can definitely see the powers blasting the market,” says Jeffrey Cowherd, senior vice president for First Commercial Bank of Florida, a nine-branch bank that promotes “hometown” service.
Alan Rowe, the bank’s chief executive, says competition for mortgages is much fiercer now that the three giants have so many branches through which to lure potential borrowers. First Commercial already was suffering from a surge in troubled real-estate loans, according to regulatory filings. The extra mortgage fees “would be a little bit of help” while the bank searches for new capital, Mr. Rowe says.
At Florida Business Bank, in-your-face billboards drowned out the ads the bank was running in a weekly business newspaper for its downtown loan office at 121 South Orange. It shut down the loan office after attracting less than half of the total loan balances it needed. “You cannot compete on that level,” says Mr. Wagner, the Melbourne, Fla., bank’s finance chief.
After opening the office in 2009, Mr. Wagner says, Florida Business Bank was about to snatch several corporate customers away from the big banks when the borrowers suddenly were told to keep their accounts right where they were, or else the companies shouldn’t bother trying to get credit from the big banks. “They are going to use their leverage to retain all the business they can,” says Mr. Wagner, who declined to provide specific details.

Bank of America and J.P. Morgan declined to comment on Florida Business Bank. A Wells Fargo spokeswoman said the bank doesn’t require accounts for customers to qualify for loans, but “deeper customer relationships better equip us to offer the best solutions.”
Some Orlando residents are embracing the big-bank blitzkrieg. “I don’t even know what the local banks are,” says Laurie Lee, 52 years old, standing in front of a new Chase branch on Orange Avenue about 1.5 miles from her home. She decided to open a checking account there after receiving a coupon in the mail for a $100 “bonus.”
Ms. Lee is interested in applying for a mortgage from Chase, since she figures the owner of a house she is trying to buy will be impressed with the giant bank’s brand name. If the owner “sees I have a relationship with Chase, it will be a good thing,” she says.
After its acquisition of Wachovia, Wells Fargo wasted no time before slashing interest rates paid on certificates of deposit and other savings products. In Orlando, a one-year CD from Wells Fargo carried an average yield of 0.4% in mid-June, down from 1.26% at Wachovia in June 2008, according to Market Rates Insight. Bank of America’s average yield on the same CD fell to 0.4% from 3% in the same period. The U.S. average is 0.79%.
Across the U.S., Bank of America and Wells Fargo cut their CD rates in every market tracked by Bankrate.com during the year ended in March. Chase’s rates held steady but were well below the national average.
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4.	Reform Bill Signing Set for Wednesday By Stacy Kaper July 20, 2010 — American Banker
President Obama is expected to sign the financial reform bill on Wednesday, according to lobbyists and sources on Capitol Hill.
The House approved the sweeping overhaul 237 to 192 on June 30, and the Senate approved it Thursday on a vote of 60 to 39.
Once the bill is signed regulators will have the task of implementing hundreds of regulations and commencing dozens of studies.
The bill is meant to shield the financial system from systemic threats, provide stronger regulation of bank activities and improve consumer protections.
The enactment of financial reform will signify the conclusion of one of the Obama administration’s major legislative priorities.
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5.	Morgan Stanley Mulls Property Funds Investment Bank Considers Fate of Real-Estate-Investing Business — Scale It Back? Sell It Off?

By Lingling Wei, Peter Lattman and Aaron Lucchetti July 20, 2010 — Wall Street Journal
After building one of the biggest, most prestigious real-estate-investing businesses on Wall Street, Morgan Stanley is weighing plans to scale it back.
The firm is considering what to do with its family of funds known as Msref, according to people familiar with the matter. One option could be to reduce its own capital in the funds, while another could be to sell them, the people said. They emphasize that planning is in the early stages and no decisions have been made.
“We’re not in discussions on the sale of the business,” a Morgan Stanley spokeswoman said. New regulations that would follow the passage of financial-services legislation in the U.S. would likely force Morgan Stanley and other banks to cut their own investments in real-estate funds and some other portfolios they manage.
Any move by Morgan Stanley to reduce its influence as a real-estate investor would reshape the industry’s playing field. Started in the early 1990s and built up under Morgan Stanley’s chairman and former chief executive, John Mack, Msref has long been considered among the most sophisticated of Wall Street real-estate investors. Its funds, with about $46 billion in assets, hold investments including a luxury resort in southern China, the European Central Bank’s Frankfurt headquarters and a stake in one of Australia’s biggest office landlords.
The firm was one of the most aggressive buyers of real estate during the boom, buying at least $53 billion of property and selling only $14 billion from 2005 to 2007, according to research firm Real Capital Analytics. Now, some of those deals are coming back to haunt the firm as property values plunge, rent rolls erode and financing remains scarce.
Private-equity firms looking to expand in this arena, including KKR, TPG, BlackRock Inc. and Brookfield Asset Management, are examining the firm’s funds, according to the people with knowledge of the matter. Representatives at those firms declined to comment.
Many big property funds run by banks emerged out of the wreckage of the last real-estate downturn of the early 1990s. But now, they have either disappeared or are ailing because of losses tied to the investments they made during the go-go years. Large bets on property were a primary cause of the collapse of Lehman Brothers Holdings Inc. Goldman Sachs Group Inc.’s real-estate investment unit also has suffered large losses in its funds, which are operated under the Whitehall brand.
In March, Citigroup Inc. sold its real-estate investment business to Leon Black’s Apollo Global Management, a deal that gives Apollo about $3.5 billion worth of properties world-wide to manage. Earlier this month, Bank of America Corp. unloaded the management of its $2.7 billion Asian fund business to Stephen Schwarzman’s Blackstone Group, which already had one of the world’s largest real-estate investment businesses. Dutch lender and insurer ING Groep NV also is evaluating a potential sale of its real-estate investment unit.
The moves come amid a real-estate bear market as well as pending regulation that discourages banks from investing their capital in risky assets. Also, banks still looking to repay government loans or raising money to meet tougher capital requirements may choose to shed real-estate assets to come up with cash.

Late last year, new Morgan Stanley CEO James Gorman tapped former Merrill Lynch & Co. President Gregory Fleming to shake up the company’s asset-management unit, which includes Msref. When times were good, the Msref real-estate funds proved lucrative for various segments of the bank. For an $8.8 billion Msref fund, Morgan Stanley in 2007 alone earned more than $196 million in assorted fees. But when the commercial-property bubble popped in 2008, that fund and some other top-of-the-market investments suffered, denting the firm’s record as a real-estate investor. The ailing deals include its 2007 acquisitions of Crescent Real Estate Equities Co. and five downtown office towers in San Francisco.
Morgan Stanley told investors in the $8.8 billion real-estate fund that it may have accumulated losses since the fund’s inception of nearly two-thirds of its money, according to the fund’s report for the third quarter of 2009. The estimated $5.4 billion loss likely would be the biggest dollar loss in the history of private-equity real-estate investing. The firm in May closed a new $4.7 billion global real-estate fund amid a challenging fund-raising environment. That is about half of its initial fund-raising target set more than two years ago.
As for possible private-equity buyers, owning Msref could allow firms like KKR and TPG that haven’t had a real-estate-focused business to further diversify away from their core expertise of leveraged buyouts to become broader-based asset managers. For firms already actively engaged in real estate, like BlackRock and Brookfield, a Msref addition could allow them to access new markets as well as more investors.
There are incentives for Morgan Stanley to hold on to the business, including management fees that are paid even if performance fees aren’t earned. Msref may not fetch much should it sell now, given pressures weighing on the market. Also, while the financial-overhaul bill expected to be signed into law by President Obama on Wednesday would require the bank to reduce its stakes in its real-estate funds, it would have up to 12 years to do so since real estate is considered hard to sell. And Morgan Stanley could continue to manage the funds even if it reduced its stakes.
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